Exhibit 99.1

ARRANGEMENT AGREEMENT

BETWEEN

KINROSS GOLD CORPORATION

AND

BEMA GOLD CORPORATION

December 21, 2006

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

		Page

9.10	Severability	69
9.11	Confidentiality Agreement	69
9.12	Entire Agreement	69
9.13	Third Party Rights	69
9.14	No Personal Liability	69
9.15	Execution in Counterparts	70

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December 21, 2006,

BETWEEN:

KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario (“Kinross”)

- and -

BEMA GOLD CORPORATION, a corporation existing under the laws of Canada (“Bema”)

WHEREAS the Parties have entered into a binding letter agreement dated November 6, 2006 (the “Letter Agreement”) pursuant to which the Parties agreed to effect a business combination;

AND WHEREAS the Parties intend to carry out the proposed business combination by way of a Plan of Arrangement to be proposed by Bema under the provisions of the Canada Business Corporations Act;

AND WHEREAS the Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, in respect of Bema or any Material Bema Subsidiary, any bona fide inquiry or proposal (written or oral) made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, or sale or other disposition of any of the Bema properties listed on Schedule C, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Bema or any Material Bema Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Bema or any Material Bema Subsidiary.

“Agreement” means this Agreement, all Schedules and exhibits hereto, as amended or supplemented from time to time.

“AIM” means the AIM market operated by the London Stock Exchange plc.

“Amalco” has the meaning ascribed thereto in the Plan of Arrangement;

“Antitrust Law” means the Competition Act (Canada), R.S.C. 1985, c.C-34, as amended, and any other federal, state, or foreign Law designed or intended to regulate competition or investment (foreign or otherwise) or to prohibit, restrict or regulate action having the purposes or effect of monopolization or restraint of trade.

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 7.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Bema and Kinross, each acting reasonably).

“Arrangement Resolution” means the special resolution of the Bema Shareholders to be considered at the Bema Meeting, to be substantially in the form set out in Schedule A hereto.

“Articles of Arrangement” means the articles of arrangement of Bema in respect of the Arrangement, to be filed with the Director after the Final Order is made.

“B2Gold” means B2Gold Corp., a corporation existing under the Business Corporations Act (British Columbia) and owned by certain members of Bema’s management.

“B2Gold Purchase and Sale Agreement” means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated the date hereof pursuant to which (i) Bema Vendorco has agreed to transfer certain assets specified therein to B2Gold prior to the Effective Time and (ii) White Ice Ventures Limited has agreed to transfer or cause to be transferred a direct or indirect interest in certain exploration licences to B2Gold.

“Bema” has the meaning set forth in the recital of the Parties hereto.

“Bema Common Shares” means the common shares of Bema.

“Bema Convertible Debentures” means the outstanding convertible notes of Bema, all as described in Part (c) of Schedule E hereto.

“Bema Disclosure Letter” means the letter of even date herewith delivered by Bema to Kinross in a form accepted by and initialled on behalf of Kinross with respect to certain matters in this Agreement.

“Bema Documents” has the meaning set out in subsection 3.1(t) hereof.

“Bema Group Companies” means the Bema Subsidiaries and the Bema Significant Interest Companies, collectively.

“Bema Meeting” means the special meeting, including any adjournments or postponements thereof, of the Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution.

“Bema Options” means the outstanding options to purchase Bema Common Shares issued pursuant to the Bema Share Option Plan, all as described in Part (a) of Schedule E hereto.

“Bema Proxy Circular” means the management information circular to be prepared by Bema in respect of the Bema Meeting.

“Bema Required Vote” means the requisite approval for the Arrangement Resolution, being (i) not less than 66-2/3 percent of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, (ii) a majority of votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of the Rules, and (iii) such other approval required by the Interim Order or by applicable Laws.

“Bema Shareholders” means, at any time, the holders of Bema Common Shares at such time.

“Bema Share Option Plan” means the incentive stock option plan of Bema dated April 18, 1995, as amended.

“Bema Significant Interest Companies” means the corporations identified as such in Schedule G attached hereto, collectively.

“Bema Subsidiaries” means the corporations identified as such in Schedule G attached hereto, collectively.

“Bema Vendorco” means 6674321 Canada Inc., a corporation existing under the laws of Canada, which is a wholly-owned subsidiary of Bema.

“Bema Warrants” means the outstanding warrants of Bema, all as described in Part (b) of Schedule E hereto.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canadian GAAP” means accounting principles generally accepted in Canada.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA.

“Completion Deadline” means March 30, 2007 which date shall be extended until June 29, 2007 in the event that the approval required by the Federal Anti-Monopoly Service of the Russian Federation has not been obtained in connection with the Arrangement by March 30, 2007 or the condition in subsection 6.2(h) hereof has not been satisfied (or waived by Kinross) by March 30, 2007.

“Confidentiality Agreement” means the confidentiality agreement dated November 6, 2006 between Kinross and Bema.

“Contaminants” means any pollutant, contaminant or waste of any nature, including without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or deleterious substance, as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws.

“Court” means the Superior Court of Justice (Ontario).

“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Bema to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Bema, or, in the case of a Material Bema Subsidiary, 50% of the total number of votes attached to the outstanding voting securities of such Material Bema Subsidiary held by Bema.

“Depositary” means Kingsdale Shareholder Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between Kinross and Bema for the purpose of, among other things, exchanging certificates representing Bema Common Shares for Kinross Common Shares and cash consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent of a Bema Shareholder in respect of the Arrangement Resolution described in the Plan of Arrangement.

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement.

“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement.

“Effective Date” means the date of the Certificate of Arrangement giving effect to the Arrangement which shall be issued on the date contemplated in subsection 5.1(g) hereof.

“Effective Time” means the first moment of time (Toronto time) on the Effective Date.

“Eligible Holder” means a beneficial holder of Bema Common Shares immediately prior to the Effective Time, who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

“Employee” means any individual employed or retained by Bema or any of the Bema Subsidiaries on a full-time, part-time or temporary basis who provides services to Bema or any of the Bema Group Companies, including without limitation, those individuals who are on disability leave, parental leave or other permitted absence.

“Employee Plans” has the meaning set out in subsection 3.1(r) hereof and includes the Bema Share Option Plan.

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws.

“Environmental Condition” means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Effective Date of any Contaminants by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Effective Date with respect to any Contaminants or reporting with respect thereto.

“Environmental Laws” means all applicable Laws, including applicable common law and agreements with Governmental Entities, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

“Expropriation Event” means any nationalization of any assets, or threats to nationalize assets, or any change or proposed change in law which may result in a restriction on foreign ownership of assets or which may restrict sales of gold, copper or silver or export of gold, copper or silver from a country.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement.

“Joint Venture Agreement” means the agreement to be entered into among a subsidiary of Kinross, B2Gold and the Government of Chukotka (or any successor in interest) regarding the East Kupol and West Kupol licences and the rights and obligations of the parties to such agreement with respect to exploration of the areas covered by such licences, as will be more fully described therein.

“Kinross” has the meaning set forth in the recital of the Parties hereto.

“Kinross Common Shares” means the common shares of Kinross.

“Kinross Disclosure Letter” means the letter of even date herewith delivered by Kinross to Bema in a form accepted by and initialled on behalf of Bema with respect to certain matters in this Agreement.

“Kinross Documents” has the meaning set out in subsection 4.1(q) hereof.

“Kinross Group Companies” means the Kinross Subsidiaries and the Kinross Significant Interest Companies collectively.

“Kinross Options” means the outstanding options to purchase an aggregate of 3,789,760.16 Kinross Common Shares issued pursuant to the Kinross Share Option Plans, all as described in Schedule F hereto.

“Kinross Replacement Options” has the meaning set out in subsection 5.2(n)(i) hereof.

“Kinross Share Option Plans” means the share option plans, restricted share unit plans and deferred share unit plans of Kinross described in Schedule F hereto.

“Kinross Significant Interest Companies” means the corporations identified as such in Schedule H attached hereto, collectively.

“Kinross Subsidiaries” means the corporations identified as such in Schedule H attached hereto, collectively.

“Kinross Warrants” means the warrants and other securities convertible or exchangeable into Kinross Common Shares, all as described in Schedule F hereto.

“knowledge of Bema” means the actual knowledge, after due and reasonable inquiry, of any of the officers of Bema.

“knowledge of Kinross” means the actual knowledge, after due and reasonable inquiry, of any of the officers of Kinross.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

“Letter Agreement” has the meaning set out in the recitals to this Agreement.

“Material Adverse Change” means, in respect of Kinross or Bema, any one or more changes, events or occurrences including, without limitation, an Expropriation Event in a jurisdiction in which it carries on business, and “Material Adverse Effect” means, in respect of Kinross or Bema, any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Kinross and the Kinross Subsidiaries, or Bema and the Bema Subsidiaries, respectively, on a consolidated basis, other than any change, event, occurrence or state of facts: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on Kinross and the Kinross Subsidiaries on a consolidated basis, or Bema and the Bema Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) relating to a change in the market trading price of shares of Kinross or Bema, either (A) related to this Agreement and the transactions contemplated herein or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i) through (iv) inclusive, and except as explicitly stated herein, references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

“Material Bema Subsidiary” means any Bema Subsidiary that represents 10% or more of the consolidated assets or consolidated revenues of Bema and the Bema Group Companies as shown in the last audited financial statements of Bema.

“misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario).

“National Instrument 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NYSE” means the New York Stock Exchange.

“Parties” means Bema and Kinross; and “Party” means either of them.

“Pension Plans” has the meaning set out in subsection 3.1(r)(iv) hereof.

“Person” means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form of Schedule B hereto as amended or varied pursuant to the terms hereof and thereof.

“Pre-Acquisition Reorganization” has the meaning set out in subsection 5.1(bb) hereof.

“Prohibited Payments” mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage, except that the term does not include any payment to a government official, political party, party official or political candidate that is expressly permitted under the written laws of the country involved, or any facilitating payment that is made solely to secure the provision of routine governmental services.

“Rules” means Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des marchés financiers.

“Russian Properties Agreement” means the agreement among 6674348 Canada Inc., Bema and B2Gold dated the date hereof regarding interests of 6674348 Canada Inc. and B2Gold in certain Russian exploration properties as more fully described therein.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder, as now in effect or amended from time to time.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, the SEC and the applicable state securities authorities, collectively and “Securities Authority” means any one of them.

“SEDAR” means The System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators.

“Share Consideration” means 0.4447 of a Kinross Common Share plus $0.01 in cash for each Bema Common Share.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Kinross, includes the Kinross Subsidiaries and, in the case of Bema, includes the Bema Subsidiaries.

“Superior Proposal” means a written Acquisition Proposal in respect of Bema, if such Acquisition Proposal is not conditional on obtaining financing and the directors of Bema have determined, in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to Kinross) from, as appropriate, the financial, legal and other advisors to Bema, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that has a value per Bema Common Share that is more favourable to Bema Shareholders from a financial point of view than that contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Kinross in response thereto in accordance with subsection 7.2(a) hereof).

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

“Tax Act” means the Income Tax Act (Canada).

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes.

“Termination Date” means the date upon which this Agreement is terminated pursuant to the terms of this Agreement.

“TSX” means the Toronto Stock Exchange.

“US Tax Code” means the United States Internal Revenue Code of 1986, as amended, or any successor thereto.

“Voting Agreements” means the voting agreements entered into by the directors and executive officers of Bema with Kinross.

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America.

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America.

“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. References in this Agreement to “include”, “includes”, and “including” mean “including, without limitation”.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day in the place in which the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money or currency are expressed in lawful money of Canada.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in accordance with Canadian GAAP applied on a consistent basis.

1.7	Construction

The language used in this Agreement is the language chosen by the Parties to express their intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against any Party.

1.8	Statutory References

A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements and supersedes any such statute, regulation, rule, policy or blanket order.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Arrangement Resolution
Schedule B	-	Plan of Arrangement
Schedule C	-	Bema Properties
Schedule D	-	Kinross Properties
Schedule E	-	Bema Options/Bema Warrants
Schedule F	-	Kinross Options/Kinross Warrants
Schedule G	-	Bema Significant Interest Companies/ Bema Subsidiaries
Schedule H	-	Kinross Significant Interest Companies / Kinross Subsidiaries
Schedule I	-	Form of Letter from Bema Affiliates

ARTICLE II
THE ARRANGEMENT

2.1	The Arrangement

The Parties agree to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the Parties in accordance with this Agreement.

2.2	Court Proceedings

As soon as is reasonably practicable, pursuant to Section 192 of the CBCA,  Bema shall:

(a)
file, proceed with and diligently pursue an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Bema Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)
subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notice of motion for the application for the Interim Order shall request that the Interim Order provide:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Bema Meeting and for the manner in which such notice shall be provided;

(ii)
that the requisite approval for the Arrangement Resolution shall be (i) not less than 66-2/3 percent of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting and (ii) a majority of the votes cast in respect of the Arrangement Resolution by Bema Shareholders present in person or by proxy at the Bema Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of the Rules;

(iii)	that in all other respects, the terms, restrictions and conditions of the by-laws and articles of Bema, including quorum requirements and all other matters, shall apply in respect of the Bema Meeting;

(iv)	for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Bema Meeting may be adjourned or postponed from time to time by management of Bema without the need for additional approval of the Court; and

(vii)	that the record date for Bema Shareholders entitled to vote at the Bema Meeting will not change in respect of any adjournment(s) or postponement(s) of the Bema Meeting.

Bema shall permit Kinross to review and comment upon drafts of the notices of motion and related materials for the applications referred to in this Section 2.2 prior to service (if applicable) and/or filing of the material and give reasonable consideration to such comments.

2.3	Articles of Arrangement

Subject to the rights of termination contained in Article VIII hereof, upon the Bema Shareholders approving the Arrangement in accordance with the Interim Order, Bema obtaining the Final Order and the other conditions contained in Article VI hereof being complied with or waived, the Parties shall file the Final Order with the Director together with the Articles of Arrangement and such other documents as may be required in order to effect the Arrangement.

2.4	Closing

The Closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario M5L 1A9 at 8:00 a.m. (Toronto time) on the Effective Date.

2.5	Preparation of Filings

(a)   Bema and Kinross shall cooperate in the preparation of applications for the approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby and the preparation of any required documents reasonably deemed by the Parties to be necessary to discharge their respective obligations under applicable Laws and in that regard each shall, upon request, furnish to the other all such information concerning it and, in the case of Bema, the Bema Shareholders, as may be reasonably required for such purposes.

(b)   Each of Bema and Kinross shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Arrangement and shall not participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Arrangement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

2.6	Board of Directors

Provided the Arrangement is completed, Kinross will select a current member of the Bema board of directors as one of the nominees proposed by Kinross for election to the board of directors of Kinross at the first annual meeting of shareholders of Kinross following completion of the Arrangement. The Bema director selected shall have “observer” status at meetings of the Kinross board of directors following the Effective Date until such annual meeting of shareholders of Kinross.

2.7	Communications

(a)   Kinross and Bema agree to make a joint press release with respect to the Arrangement as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations to investors or otherwise made by them with respect to the Arrangement. Kinross and Bema further agree that there will be no public announcement or other disclosure of the Arrangement or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel. If either Kinross or Bema is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the transactions contemplated herein, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

(b)   Kinross and Bema will consult with the other of them in making any filing with any Governmental Entity with respect to the Arrangement. Each of Kinross and Bema shall use its commercially reasonable efforts to enable the other of them to review and comment on all such filings prior to the filing thereof.

(c)   Without limiting the obligations of Bema under subsection 5.1(h) hereof, Bema agrees that Kinross may, on behalf of management of Bema, directly or through a soliciting dealer actively solicit proxies in favour of the Arrangement on behalf of management of Bema and shall disclose in the Circular that Kinross may make such solicitations.

2.8	U.S. Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. To that end, the parties to this Agreement agree and acknowledge that: (a) the exchange of securities pursuant to Section 2.1 hereof and Section 3.1(b) of the Plan of Arrangement; (b) the contribution of the Bema Common Shares by Kinross to Kinross Subco effected pursuant to Section 3.1(e) of the Plan of Arrangement; and (c) the distribution and amalgamation which the parties have agreed to effect pursuant to Sections 3.1(f) and 3.1(h) of the Plan of Arrangement are interdependent steps in a single integrated transaction, to which the parties hereto are legally committed as provided herein and in the Plan of Arrangement. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Arrangement as set forth in this Section 2.8.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BEMA

3.1	Representations and Warranties

Bema hereby represents and warrants to and in favour of Kinross as follows and acknowledges that Kinross is relying upon such representations and warranties in entering into this Agreement and the Arrangement.

(a)   Organization. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Bema. All of the outstanding shares of Bema and the Bema Subsidiaries and the outstanding securities representing Bema’s interest in each of the Bema Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Bema Disclosure Letter, all of the outstanding shares of the Bema Subsidiaries, and all of the outstanding securities representing Bema’s interest in each of the Bema Significant Interest Companies, are owned directly or indirectly by Bema or a Bema Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Bema Group Company or as disclosed by Bema in the Bema Disclosure Letter, the outstanding securities of each Bema Group Company which are owned by Bema (or by another Bema Group Company) are owned free and clear of all Encumbrances and neither Bema nor any of the Bema Group Companies is liable to any Bema Group Company or to any creditor in respect thereof. Other than as disclosed by Bema in the Bema Disclosure Letter, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Bema Group Companies from either Bema or any of the Bema Subsidiaries.

(b)   Capitalization. Bema is authorized to issue an unlimited number of Bema Common Shares. As at December 15, 2006, there were 482,636,578 Bema Common Shares outstanding, an aggregate of 21,382,659 Bema Common Shares were set aside for issue under the Bema Options, an aggregate of 45,172,551 Bema Common Shares were set aside for issue under the Bema Warrants and an aggregate of 15,008,576 Bema Common Shares were set aside for issue under the Bema Convertible Debentures. The Bema Options, the Bema Warrants and the Bema Convertible Debentures are described in Schedule E attached hereto. Except for the Bema Options, the Bema Warrants and the Bema Convertible Debentures and except as disclosed in the Bema Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Bema or any of the Bema Subsidiaries to issue or sell any shares of Bema or any of the Bema Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Bema or any of the Bema Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Bema or any of the Bema Group Companies having the right to vote with the Bema Shareholders on any matter. There are no outstanding contractual obligations of Bema or of any of the Bema Group Companies to repurchase, redeem or otherwise acquire any outstanding Bema Common Shares or with respect to the voting or disposition of any outstanding Bema Common Shares.

(c)   Authority. Bema has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Bema as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments, such performance subject to the approval of the Bema Shareholders and the Court as provided in this Agreement. The execution and delivery of this Agreement by Bema and the completion by Bema of the Arrangement and the transactions contemplated by this Agreement have been authorized by the directors of Bema and, subject to the approval by the Bema Shareholders and the Court and the filing of the corporate documents required under the CBCA in the manner contemplated herein, no other corporate proceedings on the part of Bema are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Bema of the Bema Proxy Circular. This Agreement has been executed and delivered by Bema and constitutes a legal, valid and binding obligation of Bema, enforceable against Bema in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Bema of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries, or, to the knowledge of Bema, any of the Bema Significant Interest Companies,

(B)
except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subsection 6.1(h) or as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, any Laws, or

(C)
except as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, any contract, agreement, licence or permit to which Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, is bound or is subject or of which Bema or any Bema Group Company is the beneficiary;

(ii)
except as disclosed in the Bema Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)
except as disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, result in the imposition of any Encumbrance upon any of the property or assets of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, or restrict, hinder, impair or limit the ability of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies to conduct the business of Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies as and where it is now being conducted; or

(iv)
except as disclosed in the Bema Disclosure Letter or the Bema Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, “golden parachute”, bonus or otherwise) becoming due to any Employee, director or officer of Bema or of any Bema Subsidiary or increase any benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Bema. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Bema of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order or the Final Order, (ii) filings with the Director under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law and listed in the Bema Disclosure Letter, (iv) any other consent, waiver, permit, order, authorization, approval or filing referred to in the Bema Disclosure Letter, and (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Bema.

(d)   Directors’ Approvals. The board of directors of Bema have received opinions from BMO Capital Markets, the financial advisor to the special committee of the board of directors of Bema, that (i) the Share Consideration is fair, from a financial point of view, to the Bema Shareholders, and (ii) the consideration offered by B2Gold to Bema for the property and rights to be transferred to B2Gold under the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement is fair, from a financial point of view, to Bema, and the directors of Bema present at a meeting have unanimously:

(i)	determined that the Share Consideration is fair to the Bema Shareholders and the transactions contemplated herein are in the best interests of Bema;

(ii)	recommended that the Bema Shareholders vote in favour of the Arrangement and the transactions contemplated herein; and

(iii)	authorized the entering into of this Agreement and the performance by Bema of its obligations hereunder.

(e)   Bema Subsidiaries. The only Subsidiaries of Bema are the Bema Subsidiaries and the only other corporations in which Bema owns a direct or indirect interest of greater than 10% are the Bema Significant Interest Companies.

(f)   No Defaults. Neither Bema nor any of the Bema Subsidiaries nor, to the knowledge of Bema, any of the Bema Significant Interest Companies is in default under (where such default has not been waived and disclosed in the Bema Disclosure Letter), and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Bema in the case of the Bema Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Bema.

(g)   Absence of Changes. Since September 30, 2006, except as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed in the Bema Disclosure Letter or as contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement:

(i)
Bema and each of the Bema Subsidiaries and, to the knowledge of Bema, each of the Bema Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Bema nor any of the Bema Group Companies has incurred or suffered a Material Adverse Change;

(iii)
there has not been any acquisition or sale by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any material property or assets thereof;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any debt for borrowed money, any creation or assumption by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any Encumbrance, any making by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Bema;

(v)	Bema has not declared or paid any dividends or made any other distribution on any of the Bema Common Shares;

(vi)	Bema has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Bema Common Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Bema or any of the Bema Subsidiaries to any Employee or to any of their respective directors or officers or to any director or officer of any of the Bema Significant Interest Companies who is a nominee of Bema, or any grant to any Employee or any such director or officer of any material increase in severance or termination pay or any material increase or modification of any Employee Plan (including, without limitation, the granting of Bema Options pursuant to the Bema Share Option Plan) made to, for or with any of such Employee, directors or officers;

(viii)	Bema has not effected any material change in its accounting methods, principles or practices; and

(ix)	neither Bema nor any of the Bema Subsidiaries has entered into or adopted any, or materially amended any, collective bargaining agreement or Employee Plan.

(h)   Employment Agreements. Other than as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed by Bema in the Bema Disclosure Letter:

(i)	neither Bema nor any of the Bema Subsidiaries is a party to or bound by any written contracts in respect of any Employee, former Employee or consultant including:

(A)	any written contracts providing for the re-employment of any Employee;

(B)
any written bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, tax equalization, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in the Bema Disclosure Letter;

(C)
any written or, to the knowledge of Bema, oral policy, agreement, obligation or understanding providing for severance or termination payments to any Employee, consultant, director or officer of Bema or any Bema Subsidiary or any employment, service, consulting or other agreement with any Employee, consultant, director or officer of Bema or any of the Bema Subsidiaries which provides for termination of employment or of the contract, as the case may be, on more than six months’ notice (excluding such as results by Law from the employment of an employee without an agreement as to notice or severance); and

(ii)	there are no overdue payments to employees (including any amounts related to unused or accrued vacation days).

(i)	Collective Agreements. Except as set out in the Bema Disclosure Letter:

(i)
neither Bema nor any of the Bema Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization in respect of or affecting the Employees;

(ii)	neither Bema nor any of the Bema Subsidiaries are currently engaged in any labour negotiation;

(iii)
neither Bema nor any of the Bema Subsidiaries are a party to any application, claim, complaint, grievance arbitration or other proceeding by or respecting any Employees or former Employees under any Laws or before any Governmental Entity, including without limitation, any application for certification or which otherwise involves the recognition of any trade union or similar employee organization as the bargaining agent of any of the Employees, or any unfair labour practice complaint;

(iv)
neither Bema nor any of the Bema Subsidiaries are, to the knowledge of Bema, currently engaged in any unfair labour practice nor is Bema aware of any pending or threatened complaint regarding any alleged unfair labour practices;

(v)
there is no strike, labour dispute, work slow down or stoppage against or involving Bema or any of the Bema Subsidiaries nor, to the knowledge of Bema, are any strikes, labour disputes, work slowdowns or stoppages pending or threatened against Bema or any of the Bema Subsidiaries which would have a Material Adverse Effect on Bema;

(vi)	to the knowledge of Bema, there is no lockout pending or anticipated by Bema or any of the Bema Subsidiaries;

(vii)	there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement pending or threatened against Bema or any of the Bema Subsidiaries;

(viii)	neither Bema nor any of the Bema Subsidiaries have experienced any material work stoppage in the 24-month period immediately preceding the date of this Agreement; and

(ix)
to the knowledge of Bema, neither Bema nor any of the Bema Subsidiaries are, nor have they been in the 24-month period preceding the date of this Agreement, the subject of any union organization effort or campaign or similar organization effort by any employee organization or group in respect of or affecting Employees.

(j)	Financial Matters.

(i)
The audited consolidated financial statements of Bema as at and for the fiscal years ended December 31, 2004 and December 31, 2005 (including the notes thereto and related management’s discussion and analysis) and Bema’s unaudited financial statements as at and for the nine months ended September 30, 2006 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Bema at the respective dates indicated and the results of operations of Bema for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Bema on a consolidated basis in accordance with Canadian GAAP. Neither Bema nor any of the Bema Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Bema for the nine months ended September 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since September 30, 2006. Bema is able to pay its liabilities as they become due; the realizable value of the assets of Bema is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(ii)
The management of Bema has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Bema in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

(iii)
Neither Bema nor any of the Bema Subsidiaries nor, to the knowledge of Bema, any director, officer, employee, auditor, accountant or representative of Bema or any of the Bema Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bema or any of the Bema Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Bema or any of the Bema Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Bema.

(k)   No Prohibited Payments. Neither Bema, a Bema Subsidiary, nor, to the knowledge of Bema, any Bema Significant Interest Company or officer, director, Employee, shareholder, agent or other person acting on behalf of Bema or any Bema Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or “slush funds”.

(l)    Books and Records. The corporate records and minute books of Bema and, since the date each Bema Subsidiary was acquired or incorporated by Bema, the corporate records and minute books of the Bema Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Bema and the Bema Subsidiaries provided to Kinross for review are true and complete in all material respects and, except as disclosed in the Bema Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Bema and the Bema Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Bema and the Bema Group Companies, and (iii) in the case of Bema and the Bema Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Bema.

(m)   Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Bema, threatened against or relating to Bema or any of the Bema Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. To the knowledge of Bema, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Bema Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Bema, threatened against or relating to Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, before any Governmental Entity. Neither Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Bema or any Bema Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the transactions contemplated by this Agreement.

(n)   Title to Properties and Condition of Assets. Except as set forth in the Bema Disclosure Letter, each of Bema or a Bema Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or licence or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule C hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All real and tangible personal property of Bema and each Bema Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Bema. Bema has provided Kinross with a list of the material royalty and similar type interests which are owned or held, directly or indirectly, by Bema and Bema has, applying customary standards in the mining industry, sufficient title to all of such material royalty or other interests, free and clear of any title defects or Encumbrances, except for any such title defects or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Bema.

(o)   Insurance. Bema and the Bema Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

(p)   Environmental. Except as to the matters described in the Bema Disclosure Letter, since the date Bema acquired each of the Bema Group Companies there has been no Environmental Condition, and in respect of each such Bema Group Company, to the knowledge of Bema there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Bema. Bema has received no notice, directive or advisory from any Governmental Entity of any Environmental Condition that would have a Material Adverse Effect on Bema.

Each of the Bema Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Bema Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Bema Group Company.

Except as to matters described in the Bema Disclosure Letter, each of the Bema Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Bema Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Bema.

(q)   Tax Matters. Except as disclosed in the Bema Disclosure Letter, Bema and the Bema Subsidiaries have filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Bema has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Bema or the Bema Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

Except as disclosed in the Bema Disclosure Letter, there are no reassessments of Taxes in respect of Bema or the Bema Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Bema or any Bema Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Bema or any Bema Subsidiary has been audited. Except as disclosed in the Bema Disclosure Letter, no Governmental Entity has challenged, disputed or questioned Bema or any Bema Subsidiary in respect of Taxes or Tax Returns. Except as disclosed in the Bema Disclosure Letter, none of Bema or any Bema Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as disclosed in the Bema Disclosure Letter, Bema is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Bema or any Bema Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Except as disclosed in the Bema Disclosure Letter, neither Bema nor any Bema Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Bema or any Bema Subsidiary is proposed in respect of any Taxes, regardless of its merits. Except as disclosed in the Bema Disclosure Letter, neither Bema nor any Bema Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1998 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

Bema and each Bema Subsidiary has withheld from each payment made to any of its present or former Employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Bema and each Bema Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Bema and each Bema Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

Bema and each Bema Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Effective Date.

There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Bema or any Bema Subsidiary.

Neither Bema nor any Bema Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

In respect of the Bema Subsidiaries, no transaction has been entered into without a valid business purpose.

(r)	Employee Plans.

(i)
All material written employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, tax equalization, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Bema or any of the Bema Subsidiaries for the benefit of its Employees or former Employees and their dependants or beneficiaries to which Bema or any of the Bema Subsidiaries participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the “Employee Plans”) are customary and in good standing.

(ii)
The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the Employees and former Employees of Bema and Bema Subsidiaries and their beneficiaries concerning each Employee Plan, together with all written communications of a general nature provided to such Employees and their beneficiaries, accurately describe the benefits provided under each such Employee Plan referred to therein.

(iii)
All of the Employee Plans have been established, registered, qualified, funded, invested and administered in material compliance with, and are in good standing under, all Laws, the terms of such Employee Plans and in accordance with all understandings, written or oral, between Bema, Bema Subsidiaries and the Employees or former Employees. No fact or circumstance exists that could adversely affect the registered status of any Employee Plan. None of the Employee Plans enjoys any special tax status under Laws, nor have any advance tax rulings or other clearances from any Governmental Entity been sought or received in respect of the Employee Plans.

(iv)	Bema does not have any “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act or any Laws (collectively the “Pension Plans”).

(v)
No material amendments have been made to any Employee Plan and no material improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by Bema or any of the Bema Subsidiaries prior to the Effective Time.

(vi)
No changes have occurred to the Employee Plans or are expected to occur which would materially affect the actuarial reports or any of the financial statements relevant to Bema or the Bema Subsidiaries.

(vii)
Except as disclosed in the Bema Disclosure Letter, none of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(viii)	All data necessary to administer each Employee Plan is in the possession of Bema and is in a form sufficient for the proper administration of each Employee Plan.

(ix)
Bema and/or the Bema Subsidiaries may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by Laws.

(x)
Subject to obtaining any approvals under Laws, Bema and/or the Bema Subsidiaries may merge any Employee Plan with any other arrangement, plan or fund and may transfer without restriction, the assets from any Employee Plan to any other arrangement, plan or fund.

(xi)
All material obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Employee Plans.

(xii)
All contributions or premiums required to be made by Bema or any Bema Subsidiaries under the terms of each Employee Plan, any collective bargaining agreement or by Laws have been made in a timely fashion in accordance with Laws and the terms of the Employee Plans and any applicable collective bargaining agreement, and none of Bema nor any Bema Subsidiaries has, nor will have as of the Effective Date, any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Date) with respect to any of the Employee Plans. All liabilities of Bema or any Bema Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with GAAP in the consolidated financial statements of Bema and will be fully and accurately disclosed in Bema’s consolidated balance sheet as of the Effective Date.

(xiii)
Except as disclosed in the Bema Disclosure Letter, no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other legal proceeding, initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and to the knowledge of Bema, the Bema Subsidiaries and the Bema Significant Interest Companies, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other legal proceeding or to affect the registration of any Employee Plan required to be registered. Further, should any matter arise which could affect the registration of any Employee Plan, Bema shall, in a timely fashion, take all steps required to ensure the registration is not affected.

(xiv)
There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, Laws and all applicable agreements. None of Bema, any Bema Subsidiaries, or any of their agents or employees, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

(xv)
No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(xvi)
Except as disclosed in the Bema Disclosure Letter or as contemplated in this Agreement, the execution of this Agreement and the completion of the Arrangement and the transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any material (A) payment (whether of severance pay or otherwise), (B) acceleration of payment or vesting of benefits, (C) forgiveness of indebtedness, (D) distribution, (E) restriction on funds, or (F) increase in benefits or obligation to fund benefits with respect to any Employee.

(xvii)
There exists no material liability in connection with any former benefit plan relating to the Employees or former Employees of Bema or any Bema Subsidiaries or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in material compliance with the terms of such former benefit plans and Laws.

(s)   Reporting Status. Bema is a reporting issuer or its equivalent in each of the provinces and territories of Canada. Bema is subject to the filing obligations imposed by section 13 of the 1934 Act. The Bema Common Shares are listed on the TSX, the NYSE and on AIM. Certain of the Bema Warrants are listed on the TSX. The Bema Convertible Debentures are listed on the Luxembourg Stock Exchange.

(t)   Reports. Bema has filed (including, as applicable, on SEDAR) or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Bema Documents”). The Bema Documents, at the time filed or furnished, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Bema. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Bema Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Bema has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(u)   Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Bema Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Bema and its subsidiaries and Bema’s material joint ventures, taken as a whole, from the amounts disclosed in the Bema Documents filed on SEDAR.

(v)   Compliance with Laws and Exchange Requirements. Bema and, since the date Bema acquired each of the Bema Subsidiaries, the Bema Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE, AIM and the Luxembourg Stock Exchange. To the knowledge of Bema, the Bema Subsidiaries and the Bema Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE, AIM and the Luxembourg Stock Exchange.

(w)   No Cease Trade. Bema is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Bema, no investigation or other proceedings involving Bema which may operate to prevent or restrict trading of any securities of Bema are currently in progress or pending before any applicable stock exchange or Securities Authority.

(x)   No Option on Assets. Except as disclosed in the Bema Disclosure Letter, and except pursuant to the B2Gold Purchase and Sale Agreement and the Russian Properties Agreement, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Bema or the Bema Subsidiaries of any of the material assets of Bema or any of the Bema Subsidiaries.

(y)   Certain Contracts. Except as disclosed in the Bema Disclosure Letter, neither Bema, nor to the knowledge of Bema any of the Bema Subsidiaries is, nor since the date Bema acquired each of the Bema Subsidiaries has any Bema Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Bema or the Bema Subsidiaries are conducted, (ii) limit any material business practice of Bema or any Bema Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Bema or any Bema Subsidiary in any material respect.

(z)    Foreign Private Issuer. As of the date hereof, Bema is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(aa)   Investment Company Status. Bema is not an “investment company”, as such term is defined under the 1940 Act.

(bb)   Full Disclosure. Bema has made available to Kinross through Bema Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule C required by National Instrument 43-101 and all such information as made available to Kinross was true and correct at the date of filing in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

(cc)   No Broker’s Commission. Bema has not entered into any agreement that would entitle any person (including Endeavour) to any valid claim against Bema for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the financial advisory fees disclosed in the Bema Disclosure Letter.

(dd)   Reorganization. Neither Bema nor any affiliate of Bema has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Kinross or any affiliate of Kinross) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

3.2	Survival of Representations and Warranties

The representations and warranties of Bema contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Effective Date. Any investigation by Kinross or its advisors shall not mitigate, diminish or affect the representations and warranties of Bema made hereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF KINROSS

4.1	Representations and Warranties

Kinross hereby represents and warrants to and in favour of Bema as follows and acknowledges that Bema is relying upon such representations and warranties in entering into this Agreement and the Arrangement:

(a)   Organization. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Kinross. Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of Kinross and the Kinross Subsidiaries and the outstanding securities representing Kinross’ interest in each of the Kinross Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of the Kinross Subsidiaries and all of the outstanding securities representing Kinross’ interest in each of the Kinross Significant Interest Companies are owned directly or indirectly by Kinross or a Kinross Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Kinross Group Company or as disclosed by Kinross in the Kinross Disclosure Letter, the outstanding securities of each Kinross Group Company which are owned by Kinross (or by another Kinross Group Company) are owned free and clear of all Encumbrances and neither Kinross nor any of the Kinross Group Companies is liable to any Kinross Group Company or to any creditor in respect thereof. Other than as disclosed by Kinross in the Kinross Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Kinross Group Companies from either Kinross or any of the Kinross Subsidiaries.

(b)   Capitalization. Kinross is authorized to issue an unlimited number of Kinross Common Shares. As at December 15, 2006, there were 362,673,859 Kinross Common Shares outstanding, an aggregate of 3,439,156.16 Kinross Common Shares were set aside for issue under the Kinross Options and an aggregate of 8,333,333 Kinross Common Shares were set aside for issue under the Kinross Warrants. The Kinross Options and the Kinross Warrants are described in Schedule F attached hereto. Except for the Kinross Options and the Kinross Warrants and except as contemplated herein or as disclosed in the Kinross Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Kinross or any of the Kinross Subsidiaries to issue or sell any shares of Kinross or any of the Kinross Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Kinross or any of the Kinross Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Kinross or any of the Kinross Group Companies having the right to vote with the Kinross Shareholders on any matter. There are no outstanding contractual obligations of Kinross or of any of the Kinross Group Companies to repurchase, redeem or otherwise acquire any outstanding Kinross Common Shares or with respect to the voting or disposition of any outstanding Kinross Common Shares.

(c)   Authority. Kinross has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Kinross as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Kinross and the completion by Kinross of the Arrangement and the transactions contemplated by this Agreement have been authorized by the directors of Kinross, and no other corporate proceedings (including shareholders meetings) on the part of Kinross are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Kinross and constitutes, a legal, valid and binding obligation of each of Kinross, enforceable against Kinross in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Kinross of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries, or, to the knowledge of Kinross, any of the Kinross Significant Interest Companies,

(B)
except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subsection 6.1(h) or as disclosed in the Kinross Disclosure Letter or as contemplated in the Joint Venture Agreement, any Laws, or

(C)
except as disclosed in the Kinross Disclosure Letter or as contemplated in the Joint Venture Agreement, any contract, agreement, licence or permit to which Kinross, or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, is bound or is subject to or of which Kinross or any Kinross Group Company is the beneficiary;

(ii)
except as disclosed in the Kinross Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)
except as disclosed in the Kinross Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, or restrict, hinder, impair or limit the ability of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies to conduct the business of Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies as and where it is now being conducted; or

(iv)
except as disclosed in the Kinross Disclosure Letter or the Kinross Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, “golden parachute”, bonus or otherwise) becoming due to any employee, director or officer of Kinross or any Kinross Subsidiary or increase any benefits otherwise payable under any employee benefit plan or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Kinross. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Kinross of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order or the Final Order, (ii) filings with and approvals required by the Securities Authorities and stock exchanges, (iii) any consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law and listed in the Kinross Disclosure Letter, (iv) any other consent, waiver, permit, order, authorization, approval or filing referred to in the Kinross Disclosure Letter, and (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Kinross.

(d)   Directors’ Approvals. The directors of Kinross have unanimously authorized the entering into of this Agreement, and the performance by Kinross of its obligations hereunder.

(e)   Kinross Subsidiaries. The only Subsidiaries of Kinross are the Kinross Subsidiaries and the only other corporations in which Kinross owns a direct or indirect interest of greater than 10% are the Kinross Significant Interest Companies.

(f)    No Defaults. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any of the Kinross Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Kinross in the case of the Kinross Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Kinross.

(g)   Absence of Changes. Since September 30, 2006, except as publicly disclosed in the Kinross Documents filed on SEDAR prior to the date hereof, or disclosed in the Kinross Disclosure Letter:

(i)
Kinross and each of the Kinross Subsidiaries and, to the knowledge of Kinross, each of the Kinross Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Kinross nor any of the Kinross Group Companies has incurred or suffered a Material Adverse Change;

(iii)
there has not been any acquisition or sale by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies of any material property or assets thereof;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their employees or to any of their respective directors or officers, or any grant to any such employee, director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such employees, directors or officers;

(v)	Kinross has not declared or paid any dividends or made any other distribution on any of the Kinross Common Shares;

(vi)	Kinross has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Kinross Common Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their respective directors or officers or to any director or officer of any of the Kinross Significant Interest Companies who is a nominee of Kinross, or any grant to any such director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	Kinross has not effected any material change in its accounting methods, principles or practices; and

(ix)
other than as contemplated in connection with the transactions contemplated herein, Kinross has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)	Financial Matters.

(i)
The audited consolidated financial statements of Kinross as at and for the fiscal years ended December 31, 2005 and December 31, 2004 (including the notes thereto and related management’s discussion and analysis) and Kinross’ unaudited financial statements as at and for the nine months ended September 30, 2006 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Kinross at the respective dates indicated and the results of operations of Kinross for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Kinross on a consolidated basis in accordance with Canadian GAAP. Neither Kinross nor any of the Kinross Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Kinross for the nine months ended September 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since September 30, 2006.

(ii)
The management of Kinross has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

(iii)
Neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any director, officer, employee, auditor, accountant or representative of Kinross or any of the Kinross Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kinross or any of the Kinross Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Kinross or any of the Kinross Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Kinross.

(i)    No Prohibited Payments. Neither Kinross, a Kinross Subsidiary nor, to the knowledge of Kinross, any Kinross Significant Interest Company or officer, director, employee, shareholder, agent or other person acting on behalf of Kinross or any Kinross Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or “slush funds”.

(j)        Books and Records. The corporate records and minute books of Kinross and, since the date each Kinross Subsidiary was acquired or incorporated by Kinross, the corporate records and minute books of the Kinross Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Kinross and the Kinross Subsidiaries provided to Bema for review are true and complete in all material respects and, except as disclosed in the Kinross Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Kinross and the Kinross Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Kinross and the Kinross Group Companies, and (iii) in the case of Kinross and the Kinross Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Kinross.

(k)   Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. To the knowledge of Kinross, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Kinross Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, before any Governmental Entity. Neither Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Kinross or any Kinross Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the transactions contemplated by this Agreement.

(l)    Title to Properties and Condition of Assets. Except as set forth in the Kinross Disclosure Letter, each of Kinross or a Kinross Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or licence or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule D hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Kinross. All real and tangible personal property of Kinross and each Kinross Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Kinross. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Kinross.

(m)   Insurance. Kinross and the Kinross Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

(n)   Environmental. Except as to the matters described in the Kinross Disclosure Letter, since the date Kinross acquired each of the Kinross Group Companies there has been no Environmental Condition, and in respect of each such Kinross Group Company, to the knowledge of Kinross, there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Kinross. Except as to the matters described in the Kinross Disclosure Letter, Kinross has received no notice, directive, advisory from any Governmental Entity of any Environmental Condition that would have a Material Adverse Effect on Kinross.

Each of the Kinross Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Kinross Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Kinross Group Company.

Except as to matters described in the Kinross Disclosure Letter, each of the Kinross Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Kinross Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Kinross.

(o)   Tax Matters. Except as disclosed in the Kinross Disclosure Letter, Kinross and the Kinross Subsidiaries have filed or caused to be filed and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Kinross has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Kinross or the Kinross Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

Except as disclosed in the Kinross Disclosure Letter, there are no reassessments of Taxes in respect of Kinross or the Kinross Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Kinross or any Kinross Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Kinross or any Kinross Subsidiary has been audited. Except as disclosed in the Kinross Disclosure Letter, no Governmental Entity has challenged, disputed or questioned Kinross or any Kinross Subsidiary in respect of Taxes or Tax Returns. Except as disclosed in the Kinross Disclosure Letter, none of Kinross or any Kinross Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as disclosed in the Kinross Disclosure Letter, Kinross is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Kinross or any Kinross Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Kinross or any Kinross Subsidiary is proposed in respect of any Taxes, regardless of its merits. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1992 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

Kinross and each Kinross Subsidiary has withheld from each payment made to any of its present or former employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Kinross and each Kinross Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Kinross and each Kinross Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

Kinross and each Kinross Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Effective Date.

There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Kinross or any Kinross Subsidiary.

Neither Kinross nor any Kinross Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

In respect of the Kinross Subsidiaries, no transaction has been entered into without a valid business purpose.

(p)   Reporting Status. Kinross is a reporting issuer or its equivalent in each of the provinces of Canada. Kinross is subject to the filing obligations imposed by section 13 of the 1934 Act. The Kinross Common Shares are listed on the TSX and the NYSE.

(q)   Reports. Kinross has filed or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Kinross Documents”). The Kinross Documents, at the time filed or furnished, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Kinross. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Kinross Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Kinross has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)   Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Kinross Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Kinross and its subsidiaries and Kinross’ material joint ventures, taken as a whole, from the amounts disclosed in the Kinross Documents filed on SEDAR.

(s)   Compliance with Laws and Exchange Requirements. Kinross and, since the date Kinross acquired each of the Kinross Subsidiaries, the Kinross Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE. To the knowledge of Kinross, the Kinross Subsidiaries and the Kinross Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(t)   No Cease Trade. Kinross is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Kinross, no investigation or other proceedings involving Kinross which may operate to prevent or restrict trading of any securities of Kinross are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)   No Option on Assets. Except as disclosed in the Kinross Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Kinross or the Kinross Subsidiaries of any of the material assets of Kinross or any of the Kinross Subsidiaries.

(v)   Certain Contracts. Except as disclosed in the Kinross Disclosure Letter, neither Kinross, nor to the knowledge of Kinross any of the Kinross Subsidiaries is, nor since the date Kinross acquired each of the Kinross Subsidiaries has any Kinross Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Kinross or the Kinross Subsidiaries are conducted, (ii) limit any material business practice of Kinross or any Kinross Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Kinross or any Kinross Subsidiary in any material respect.

(w)   Foreign Private Issuer. As of the date hereof, Kinross is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(x)    Investment Company Status. Kinross is not an “investment company”, as such term is defined under the 1940 Act.

(y)   Shares. The Kinross Common Shares to be issued pursuant to the transactions contemplated herein will, upon issue, be issued as fully-paid and non-assessable shares.

(z)   Certain Securities Law Matters. The Kinross Common Shares to be issued in connection with the transactions contemplated herein, including the Kinross Common Shares to be issued upon the exercise of the Bema Options, the Bema Warrants and the Bema Convertible Debentures will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of “control distributions”, will be freely tradable within Canada by the holders thereof. The Kinross Common Shares to be issued in connection with the Arrangement to Bema Shareholders will not bear any 1933 Act restrictive legend.

(aa)   Full Disclosure. Kinross has made available to Bema through Kinross Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule D required by National Instrument 43-101 and all such information as made available to Bema was true and correct at the date of filing in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

(bb)   No Broker’s Commission. Kinross has not entered into any agreement that would entitle any person to any valid claim against Kinross for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for the financial advisory fees disclosed in the Kinross Disclosure Letter.

(cc)   Investment Canada. Kinross is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(dd)   Reorganization. Neither Kinross nor any affiliate of Kinross has taken or agreed to take any action not specified in this Agreement or the agreements referred to herein (without regard to any action taken or agreed to be taken by Bema or any affiliate of Bema) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

4.2  Survival of Representations and Warranties

The representations and warranties of Kinross contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Effective Date. Any investigation by Bema or its advisors shall not mitigate, diminish or affect the representations and warranties of Kinross made hereunder.

ARTICLE V
COVENANTS

5.1	Covenants of Bema

Bema hereby covenants and agrees with Kinross as follows:

(a)   Interim Order. As soon as practicable, Bema shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.2 hereof on terms and conditions acceptable to Bema and Kinross, acting reasonably.

(b)   Bema Meeting. In a timely and expeditious manner, Bema shall:

(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Bema;

(ii)
prepare in consultation with Kinross, and file the Bema Proxy Circular, together with any other documents required by applicable Laws and the rules and policies of any applicable stock exchange in connection with the approval of the Arrangement and the transactions contemplated herein, in all jurisdictions where the Bema Proxy Circular is required to be filed and mail the Bema Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Bema Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the Bema Proxy Circular does not contain any misrepresentation (other than with respect to any information relating to and provided by Kinross). Bema shall provide Kinross with a reasonable opportunity to review and comment on the Bema Proxy Circular and all such other documents and give reasonable consideration to such comments. Without limiting the generality of the foregoing, Bema shall ensure that the Bema Proxy Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Bema Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Bema Meeting;

(iii)
use its commercially reasonable efforts to convene the Bema Meeting as provided in the Interim Order on January 30, 2007 or such later date as may be mutually agreed upon with Kinross, but in any event hold the Bema Meeting no later than March 23, 2007;

(iv)
with the assistance of Kinross, diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Bema Meeting;

(v)	provide notice to Kinross of the Bema Meeting and allow representatives of Kinross to attend the Bema Meeting;

(vi)	conduct the Bema Meeting in accordance with the Interim Order, the CBCA, the by-laws of Bema and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)   Adjournment. Bema shall not adjourn, postpone or cancel the Bema Meeting (or propose to do so), except (i) if a quorum is not present at the Bema Meeting, (ii) if required by applicable Laws, (iii) if required by the Bema Shareholders, (iv) if otherwise agreed with Kinross in writing, or (v) as contemplated by Sections 6.5 and 7.2 hereof.

(d)   Dissent Rights. Bema shall provide Kinross with a copy of any purported exercise of the Dissent Rights and written communications with such Bema Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Kinross.

(e)    Amendments to Bema Proxy Circular. In a timely and expeditious manner, Bema shall prepare (in consultation with Kinross) and file amendments or supplements to the Bema Proxy Circular (which amendments or supplements shall be in a form satisfactory to Kinross, acting reasonably) required by applicable Laws or as otherwise agreed between Bema and Kinross with respect to the Bema Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)    Final Order. Subject to the approval of the Arrangement at the Bema Meeting in accordance with the provisions of the Interim Order and the receipt of all other necessary approvals of Governmental Entities and third parties, Bema shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the Parties hereto, acting reasonably.

(g)   Filing Final Order. Bema shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Bema and Kinross set forth herein, at a time and on a date to be agreed by Kinross and Bema which date shall occur not later than five Business Days after the later of: (i) receiving the Final Order, (ii) receiving the approval of the Federal Anti-Monopoly Service of the Russian Federation in connection with the Arrangement, and (iii) the satisfaction or waiver of the condition in subsection 6.2(h) hereof, or such other date as may be agreed to by the Parties, file the Final Order and any other required documents with the Director, as provided in Section 2.3 hereof, in order for the Arrangement to become effective.

(h)   Solicitation of Proxies. Subject to the terms of this Agreement, Bema shall (i) take all lawful action to solicit proxies in favour of the Arrangement and the transactions contemplated herein, including the appointment of a proxy solicitation agent; (ii) recommend to all Bema Shareholders that they vote in favour of the Arrangement and the transactions contemplated herein; (iii) publicly reconfirm such recommendation upon the reasonable request of Kinross; and (iv) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Kinross such recommendation except as explicitly permitted in subsection 7.2(a) hereof.

(i)    Proceedings. In a timely and expeditious manner, Bema and the Bema Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein or as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Bema and the Bema Subsidiaries, as applicable.

(j)    Copy of Documents. Except for proxies and other non-substantive communications, Bema shall furnish promptly to Kinross a copy of each notice, report, schedule or other document or communication delivered, filed or received by Bema in connection with this Agreement, the transactions contemplated herein or the Bema Meeting or any other meeting at which all Bema Shareholders are entitled to attend (including all communications by Bema’s proxy solicitation agent), any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)   Usual Business. Other than in connection with completing the transactions contemplated herein or as contemplated in the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement or as disclosed in the Bema Disclosure Letter, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices.

(l)    Certain Actions Prohibited. Other than as disclosed in the Bema Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein or in the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement, Bema shall not (and shall ensure that the Bema Subsidiaries do not), without the prior written consent of Kinross which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)
issue, sell, pledge, lease, contribute capital, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, contribute capital, dispose of, or encumber or create any Encumbrance on, or permit a Bema Subsidiary to issue, sell, pledge, lease, contribute capital, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, contribute capital, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Bema or any of the Bema Subsidiaries or any of the shares representing Bema’s interest in the Bema Significant Interest Companies, other than the issue of Bema Common Shares pursuant to the exercise of the Bema Options or the Bema Warrants, or upon conversion of the Bema Convertible Debentures, issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)
other than in the ordinary and regular course of business consistent with past practice, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to Bema, or pursuant to obligations or rights disclosed in the Bema Disclosure Letter (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Bema Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)
amend or propose to amend the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries or any of the terms of the Bema Options, the Bema Warrants or the Bema Convertible Debentures, in each case as they exist at the date of this Agreement;

(iv)
split, combine or reclassify any of the shares of Bema or any of the Bema Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Bema;

(v)
redeem, purchase or offer to purchase or permit any of the Bema Subsidiaries to redeem, purchase or offer to purchase, any Bema Common Shares and, other than pursuant to the Bema Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Bema or any of the Bema Subsidiaries with any other person other than another Bema Subsidiary;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)
(A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in an amount in excess of $5,000,000 or which constitute a claim between Bema and a Bema Subsidiary or between Bema Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $5,000,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)
incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness in excess of $20,000,000 in the aggregate, or permit any of the Bema Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness;

(x)
except as required by Canadian GAAP, any other generally accepted accounting principle to which any Bema Group Company may be subject or any applicable Laws, make any changes to the existing accounting practices of Bema or make any material tax election inconsistent with past practice; or

(xi)	agree or commit to do any of the foregoing.

(m)   Employment Arrangements. Without the prior written consent of Kinross, Bema shall not, and shall cause the Bema Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment agreements, termination, compensation or other arrangements or policies or pursuant to any Employee Plans or as required by applicable Laws, enter into or modify any employment, compensation, severance, collective bargaining or similar agreement, pension, retirement or employee benefits plan, agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, phantom stock option, pension or supplemental pension benefit, profit sharing, tax equalization payment, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any Employee, officer or director of Bema or any of the Bema Subsidiaries or any officer or director of any of the Bema Significant Interest Companies who is a nominee of Bema.

(n)   Insurance. Bema shall use its reasonable commercial efforts, and shall cause the Bema Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)   Certain Actions. Bema shall:

(i)
not take any action, shall cause the Bema Subsidiaries to not take any action, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Bema in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

(ii)
promptly notify Kinross of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Bema, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Bema of any covenant or agreement contained in this Agreement, (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Bema contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) any misrepresentation in the Bema Proxy Circular or any circumstance pursuant to which Bema would have to amend or supplement the Bema Proxy Circular.

(p)   No Compromise. Bema shall not, and shall cause the Bema Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Bema in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Kinross, such consent not to be unreasonably withheld or delayed.

(q)   Contractual Obligations. Except in the ordinary and regular course of business and consistent with past practice, and other than as required by applicable Laws, Bema shall not, and shall cause the Bema Subsidiaries not to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Bema or any of the Bema Group Companies is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or the transactions contemplated by the B2Gold Purchase and Sale Agreement or the Joint Venture Agreement. Without limiting the generality of the foregoing, Bema shall not, and shall cause the Bema Subsidiaries not to, exercise its right of first refusal or refrain from doing so, or enter into any agreement or provide any consent or waiver in connection with any transaction or proposed transaction involving the purchase and sale of shares of Chukotka Mining and Geological Company (“CMGC”) without the prior written consent of Kinross and Bema shall notify Kinross promptly (and in any event within 24 hours) of any such proposed transaction, first orally and then in writing. In the event that Bema or any Bema Subsidiary has a right or opportunity to acquire shares of CMGC, Bema shall notify Kinross promptly (and in any event within 24 hours) of any such event, first orally and then in writing, and, if requested by Kinross, use all commercially reasonable efforts to obtain financing and acquire such shares. Notwithstanding any of the foregoing, Bema shall be entitled to refrain or cause any Bema Subsidiary to refrain from exercising the right of first refusal or enter into any agreement or provide any consent or waiver in connection with any transaction involving the purchase and sale of shares of CMGC (and shall not be required to obtain any financing and acquire such shares) in respect of the party and the transaction described in the notice of sale disclosed in the Bema Disclosure Letter.

(r)    Satisfaction of Conditions. Subject to Section 7.2 hereof, Bema shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain the Bema Required Vote;

(ii)
obtain the regulatory approvals set out in the Bema Disclosure Letter and all other consents, approvals and authorizations as are required to be obtained by Bema or any of the Bema Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the transactions contemplated herein or have a Material Adverse Effect on Bema;

(iii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Bema or any of the Bema Group Companies in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Bema; and

(vi)
cooperate with Kinross in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Bema to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

(s)   Refrain from Certain Actions. Subject to Section 7.2 hereof, Bema shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement and the transactions contemplated hereby or which could have a Material Adverse Effect on Bema, provided that where Bema is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Kinross in writing of such circumstances.

(t)    Keep Fully Informed. Bema shall, in all material respects, conduct itself so as to keep Kinross fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(u)   Cooperation. Bema shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(v)   Representations. Bema shall use its commercially reasonable efforts to conduct its affairs and to cause the Bema Subsidiaries to conduct their affairs so that all of the representations and warranties of Bema contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(w)   Information. Bema shall continue to make available and cause to be made available to Kinross and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Kinross to effect a thorough examination of Bema and the Bema Group Companies and the business, properties and financial status thereof and shall cooperate with Kinross in securing access for Kinross to any documents, agreements, corporate records or minute books not in the possession or under the control of Bema. Subject to applicable Laws, upon reasonable notice, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Kinross reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Bema and the Bema Group Companies, and, during such period, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, furnish promptly to Kinross all information concerning the business, properties and personnel of Bema and the Bema Group Companies as Kinross may reasonably request provided however that the disclosure of personal information is done in compliance with applicable Laws relating to privacy and does not include disclosure of personnel files or medical information.

(x)    Material for Inclusion in U.S. Securities Filings. In the event that Kinross files a registration statement with the SEC pursuant to Section 5.2(s) hereof, then Bema shall use its commercially reasonable efforts to take all necessary action to permit Kinross to file such registration statement, including providing audited annual financial statements and unaudited interim financial statements, company and shareholder information and any other required material, in each case as Kinross may reasonably request, in order to comply with applicable Laws and the rules of the SEC. Bema shall use its commercially reasonable efforts to cause its independent auditor to deliver to Kinross for inclusion in the registration statement an audit opinion covering any audited financial statements of Bema that are required to be included in the registration statement by Regulation S-X or other applicable Laws or rules of the SEC. Bema shall further use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information for inclusion in the registration statement to furnish to Kinross a consent permitting such inclusion and the identification in the registration statement of such advisor. For the purposes of this paragraph, “expert information” is such material as is described in Section 11(a)(4) of the 1933 Act.

(y)   Bema Warrants and Bema Convertible Debentures. Bema shall take all corporate action necessary and within its control, if any, and provide any required notice to holders of the Bema Warrants and the Bema Convertible Debentures to ensure that on the Effective Date all of the outstanding Bema Warrants and Bema Convertible Debentures provide upon exercise or conversion thereof only for the issuance of the Share Consideration.

(z)    Closing Documents. Bema shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement and the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be reasonably requested by Kinross.

(aa)   Resignations. Subject to confirmation that insurance coverage is maintained as contemplated by subsection 5.2(m), Bema shall obtain and deliver to Kinross at the Effective Time evidence reasonably satisfactory to Kinross of the resignation, effective as of the Effective Time, of those directors and officers of Bema and the Bema Subsidiaries designated by Kinross to Bema prior to the Effective Time.

(bb)   Pre-Acquisition Reorganizations. Bema agrees that, upon request by Kinross, Bema shall, and shall cause each of the Bema Subsidiaries to, at the expense of Kinross, use its commercially reasonable efforts to (i) transfer all of the shares of EAGC Ventures Corp. to Bema Vendorco and effect such other reorganizations of its business, operations and assets and the integration of other affiliated businesses prior to the Effective Date as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) provided that the Pre-Acquisition Reorganization is not prejudicial to Bema, any of the Bema Subsidiaries or the Bema Shareholders as a whole (provided further that for purposes of this provision the fact that such Pre-Acquisition Reorganization might adversely affect the ability of the Arrangement to qualify as a reorganization under Section 368(a) of the U.S. Tax Code shall not be considered to be prejudicial to the Bema Shareholders) and (ii) cooperate with Kinross and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Notwithstanding the foregoing, Bema shall have no obligation to, or to cause any Bema Subsidiary to, effect or cooperate in the determination of any Pre-Acquisition Reorganization not specified in this Agreement or the agreements referred to herein that Bema reasonably believes may prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code. Kinross acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the transactions contemplated herein (including by giving rise to litigation by third parties), (B) be considered in determining whether a representation or warranty of Bema hereunder has been breached, it being acknowledged by Kinross that these actions could require the consent of third parties under applicable contracts or (C) prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code (for clarification, any Pre-Acquisition Reorganization contemplated by this Agreement shall not prevent the Arrangement from so qualifying). Kinross shall provide written notice to Bema of any proposed Pre-Acquisition Reorganization at least 20 days prior to the Effective Time. Upon receipt of such notice, Kinross and Bema shall, at the expense of Kinross, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations, including an amendment to this Agreement or the Plan of Arrangement. The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date (but after Kinross shall have waived or confirmed that all conditions to Closing have been satisfied).

Without limiting the generality of the foregoing, and subject to the proviso that no Pre-Acquisition Reorganization or transaction described in clause (x) or (y) of this paragraph, in either case not specified in this Agreement or the agreements referred to herein, shall prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code, Bema understands that (x) Kinross may enter into transactions (the “bump transactions”) designed to step up the tax basis in certain capital property of Bema for purposes of the Tax Act and agrees to co-operate to a reasonable extent with Kinross in order to facilitate the bump transactions or other reorganizations or transactions which Kinross determines would be advisable to enhance the tax efficiency of the combined corporate group and any anticipated dispositions and to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Kinross; and (y) the transactions pursuant to the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement could affect Kinross tax planning and Bema agrees that it will co-operate to cause B2Gold not to have, following the Effective Time, any rights against Bema or against any assets of Kinross which consist of shares of Bema or any assets held by Bema directly or indirectly, provided, however, that B2Gold may have rights against a subsidiary of Bema pursuant to the B2Gold Purchase and Sale Agreement, the Russian Properties Agreement and the Joint Venture Agreement.

If the transactions contemplated herein are not consummated (other than as a result of a breach of this Agreement by Bema), Kinross will indemnify Bema and the Bema Subsidiaries for any and all losses, costs, Taxes and expenses (including reasonable legal fees and disbursements) incurred in respect of any proposed or actual Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

(cc)   Stock Exchange Listing and De-listing. Bema shall cooperate with Kinross and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE, TSX and AIM to enable the delisting by Bema of the Bema Common Shares from the NYSE, TSX and AIM and the deregistration of the Bema Common Shares under the 1934 Act as promptly as practicable after the Effective Date.

(dd)   Affiliates. Prior to the date of the Bema Meeting, Bema shall provide to Kinross such information and documents as Kinross shall reasonably request for the purposes of preparing a list of names and addresses of those “persons” (as such term is defined in Rule 144 under the 1933 Act) who are, in the reasonable opinion of Kinross, as of the time of the Bema Meeting, “affiliates” of Bema within the meaning of Rule 145 under the 1933 Act. Kinross shall provide this list to Bema in advance of the Bema Meeting. There shall be added to such list the names and addresses of any other person subsequently identified by either Kinross or Bema as a person who may reasonably be deemed to be such an affiliate of Bema; provided, however, that no such person identified by Kinross shall be on the final list of affiliates of Bema if Kinross shall receive from Bema, on or before the date of the Bema Meeting, an opinion of counsel reasonably satisfactory to Kinross to the effect that such person is not such an affiliate. Bema shall exercise its reasonable efforts to deliver or cause to be delivered to Kinross, prior to the date of the Bema Meeting, from each affiliate of Bema identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Effective Date in the form attached as Schedule I.

(ee)   B2Gold Transfer. Subject to the terms and conditions of the B2Gold Purchase and Sale Agreement, Bema shall take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable to complete the transfer of assets by White Ice Ventures Limited and Bema Vendorco to B2Gold in accordance with the terms of the B2Gold Purchase and Sale Agreement (including by way of enforcement of all of Bema’s rights, if any, and those of the Bema Subsidiaries under such agreement) prior to the Effective Date (but after Kinross shall have waived or confirmed that all conditions to closing have been satisfied), and neither Bema nor Bema Vendorco shall amend the terms of the B2Gold Purchase and Sale Agreement unless such amendment is consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and where, pursuant to the B2Gold Purchase and Sale Agreement, any document, delivery or other matter is to be satisfactory to Bema or Bema Vendorco in their discretion, prior to determining such document, delivery or other matter is satisfactory, Bema or Bema Vendorco, as the case may be, shall obtain the consent of Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments.

(ff)     Completion Date. Bema shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

(gg)   Kupol Deposit. Bema shall use its commercially reasonable efforts to (i) take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Russian law to obtain a reclassification of the land relating to the Kupol deposit with cadastral numbers 87.04.01.00.01.006 through 87.04.01.00.0012, with a size of 358.96 hectares, located in the Bilibino municipal district of the Chukotka Autonomous District (the “Kupol Land”), into industrial land; and (ii) cause CMGC to enter into a valid long-term lease agreement in a form satisfactory to Kinross, acting reasonably, covering the use of the Kupol deposit following reclassification of the Kupol Land into industrial land.

(hh)   Confirmation of Title. Bema shall use its commercially reasonable efforts to provide to Kinross copies of recent extracts (dated no earlier than the tenth day prior to the Effective Date): (A) from the unified state register of legal entities in respect of each Bema Subsidiary organized in the Russian Federation; and (B) from the register of the shareholders of each of CMGC and Omsukchansk Mining and Geological Company showing that Bema or its Subsidiaries are registered shareholders of such companies in the percentages set forth in Schedule C hereto (under the subtitle “Asia”).

(ii)    Employees. Bema shall use its commercially reasonable efforts to ensure that the persons listed in the Kinross Disclosure Letter remain employees of Bema prior to and after the Effective Time.

(jj)     Consulting. Bema shall use its commercially reasonable efforts to cause the persons listed in the Kinross Disclosure Letter to provide consulting services to Kinross prior to and after the Effective Time on the basis requested by Kinross.

(kk)   U.S. Tax Matters. Neither Bema nor any affiliate of Bema shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Kinross or any affiliate of Kinross) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.2	Covenants of Kinross

Kinross hereby covenants and agrees with Bema as follows:

(a)   Information for Bema Proxy Circular. Kinross shall promptly furnish to Bema all information concerning Kinross as may be required or reasonably requested by Bema for the preparation of the Bema Proxy Circular (and any amendments or supplements thereto) and hereby covenants that no information furnished by Kinross in connection therewith or otherwise in connection with the consummation of the Arrangement and the transactions contemplated herein will contain any misrepresentation. Notwithstanding the generality of the foregoing, Kinross shall execute such certificates and provide such information to counsel reasonably necessary such that counsel can provide the tax opinions and tax disclosure in the Bema Proxy Circular customary for an arrangement.

(b)   Bema Proxy Circular. In a timely and expeditious manner, Kinross shall provide Bema with information as reasonably requested by Bema in order to prepare the Bema Proxy Circular and any amendments or supplements to the Bema Proxy Circular (which Bema Proxy Circular, and any amendments or supplements thereto shall be in a form satisfactory to Kinross, acting reasonably) with respect to the Bema Meeting in accordance with the Interim Order of the Court.

(c)   Consents for Inclusion in Bema Proxy Circular. Kinross shall use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information, including pro forma financial statements, for inclusion in the Bema Proxy Circular to furnish to Bema with a consent permitting such inclusion and the identification in the Bema Proxy Circular of such advisor.

(d)   Proceedings. In a timely and expeditious manner, Kinross and the Kinross Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein or as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Kinross and Kinross Subsidiaries, as applicable (including depositing or causing to be deposited with the Depositary the Kinross Common Shares and aggregate cash purchase price deliverable by Kinross under the Plan of Arrangement and delivering the Kinross Replacement Options to holders of Bema Options, all in accordance with the Plan of Arrangement).

(e)   Copy of Documents. Kinross shall furnish promptly to Bema a copy of each notice, report, schedule or other document or communication delivered, filed or received by Kinross in connection with the transactions contemplated herein, any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(f)    Certain Actions Prohibited. Other than as disclosed in the Kinross Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein, and, except where doing so would not have a Material Adverse Effect on Kinross, Kinross shall not, without the prior written consent of Bema which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)
issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Kinross Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Kinross or any of the Kinross Subsidiaries or any of the shares representing Kinross’ interest in the Kinross Significant Interest Companies, other than the issue of Kinross Common Shares pursuant to the exercise of the Kinross Options or the Kinross Warrants issued and outstanding on the date hereof, in accordance with their terms as of the date hereof;

(ii)
amend or propose to amend the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries or any of the terms of the Kinross Options or the Kinross Warrants as they exist at the date of this Agreement;

(iii)
split, combine or reclassify any of the shares of Kinross or any of the Kinross Subsidiaries or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Kinross;

(iv)
redeem, purchase or offer to purchase, or permit any of the Kinross Subsidiaries to redeem, purchase or offer to purchase, any Kinross Common Shares and, other than pursuant to the Kinross Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments to purchase Kinross Common Shares; or

(v)	agree or commit to do any of the foregoing.

(g)   Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall:

(i)
not take any action, shall cause the Kinross Subsidiaries to not take any action, and shall use its reasonable commercial efforts to cause the Kinross Significant Interest Companies to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Kinross in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

(ii)
promptly notify Bema of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Kinross, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Kinross of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Kinross contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(h)   Satisfaction of Conditions. Kinross shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)
obtain the regulatory approvals set out in the Kinross Disclosure Letter and all other consents, approvals and authorizations as are required to be obtained by Kinross or any of the Kinross Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the transactions contemplated hereby or have a Material Adverse Effect on Kinross;

(ii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Kinross or any of the Kinross Group Companies in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iii)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by it;

(v)
cooperate with Bema in connection with the performance by Bema of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Kinross to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur; and

(vi)
reserve a sufficient number of Kinross Shares for issuance upon the completion of the Arrangement and cause the Kinross Shares to be listed and posted for trading on the TSX and the NYSE by the Effective Date.

(i)    Refrain from Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement and the transactions contemplated hereby or which could have a Material Adverse Effect on Kinross, provided that where Kinross is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Bema in writing of such circumstances.

(j)    Cooperation. Kinross shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k)   Representations. Kinross shall use its commercially reasonable efforts to conduct its affairs and to cause the Kinross Subsidiaries to conduct their affairs so that all of the representations and warranties of Kinross contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(l)    Closing Documents. Kinross shall execute and deliver, or cause to be executed and delivered at the closing of the Arrangement and the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be reasonably requested by Bema.

(m)   Employment, Indemnification and Insurance. Kinross hereby covenants and agrees that following the Effective Time it will honour all Bema employment arrangements in effect on the date of this Agreement, provided that Kinross has been given full written disclosure regarding the terms of such arrangements prior to the date hereof. Kinross further covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Bema and the other Bema Subsidiaries described in the Bema Disclosure Letter shall be honoured by Kinross but only to the extent so described and Kinross will, or will cause Bema and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Bema and its subsidiaries which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Bema may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time.

(n)   Bema Options.

(i)
Kinross acknowledges and agrees that the vesting period in respect of all Bema Options shall be accelerated so that the Bema Options vest at the time the Bema Shareholders provide the Bema Required Vote, and as part of the Plan of Arrangement and immediately following the acquisition of the shares of Bema by Kinross, Kinross shall issue options (the “Kinross Replacement Options”) in exchange for the Bema Options under the Arrangement, which replacement options shall have terms and conditions substantially similar to the original Bema Options (subject to the adjustments provided for under the Plan of Arrangement) and amended to provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his/her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date on which the employee ceases to be an employee or the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act.

(ii)
Prior to the Effective Time, Kinross shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery upon the exercise of the Kinross Replacement Options that will be issued in accordance with this section.

(iii)
Prior to the Effective Time, Kinross shall prepare and file with the Securities Authorities, and the stock exchanges on which Kinross Common Shares are listed, all necessary reports, registration statements, applications or other documents and pay all fees required in order to permit the issuance of Kinross Common Shares upon the exercise of Kinross Replacement Options and the free, unrestricted transferability of such shares after such issuance, subject to restrictions placed upon “affiliates” as defined in Rule 144 under the 1933 Act, or “underwriters” or “dealers” as defined in the 1933 Act, and to obtain the conditional listing approval of the TSX and the NYSE in respect of such Kinross Common Shares.

(o)   Bema Warrants and Bema Convertible Debentures.

(i)
Kinross covenants and agrees that on the Effective Date, it will, and will cause Amalco to execute supplemental indentures by which Amalco will, at the Effective Time, confirm that it will be bound by obligations of Bema to perform and observe each covenant and condition contained in each of the Bema Warrant and Bema Convertible Debenture indentures in accordance with its terms (and which supplemental indentures will confirm the fact that the Bema Warrants and Bema Convertible Debentures, as applicable, shall become exercisable for the Share Consideration post transaction and prior to the Effective Time, Kinross shall take or cause to be taken all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery by Amalco upon exercise of the Bema Warrants or conversion of Bema Convertible Debentures, as applicable, referred to therein (subject to the adjustments required after giving effect to the Arrangement). Further, Kinross also agrees that such supplemental indentures will confirm that, to the extent Amalco withholds any amount on account of Canadian non-resident withholding tax from an interest payment made on the Bema Convertible Notes to a non-resident of Canada, Amalco will pay an additional amount to the non-resident holder so that, after such withholding, the non-resident holder will receive a net sum equal to the lesser of the amount it would have received had no such withholding been made, and the amount it would have received had the applicable rate of such withholding been 10%. Kinross shall be a party to such supplemental indentures only to confirm that it will make its shares available to Amalco so that Amalco’s obligations under the indentures to deliver Kinross Shares can be satisfied.

(ii)
Prior to the Effective Time, Kinross shall prepare and file with the stock exchanges on which Kinross Common Shares are listed, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX and the NYSE in respect of the Kinross Common Shares to be delivered upon exercise of the Bema Warrants and conversion of the Bema Convertible Debentures.

(p)   Completion Date. Kinross shall use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

(q)   Tax Elections. Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under Subsection 85(1) or 85(2) of the Tax Act, Kinross will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Québec election if applicable), together with the relevant tax election forms (including the Québec tax election forms, if applicable), to the Eligible Holder. Kinross agrees to execute joint elections with validly electing Eligible Holders under Subsections 85(1) and 85(2) of the Tax Act (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement.

(r)    No Action to Impair Tax Treatment. Kinross shall not take any action which could reasonably be expected to prevent the exchange of Bema Common Shares for Kinross Common Shares under the Arrangement by the validly electing Eligible Holders of Bema Common Shares who make and file a valid election under Subsection 85(1) or 85(2) of the Tax Act (or corresponding provisions of provincial law) as described and on the terms set out in the Plan of Arrangement from being treated as a tax deferred exchange for the purposes of the Tax Act (or other relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment.

(s)   Section 3(a)(10) Exemption. In the event that, due to an amendment to the 1933 Act, a change in the SEC’s interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Kinross Common Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then (unless Kinross shall reasonably determine that another registration exemption is available and Bema, acting reasonably based on the advice of U.S. counsel, agrees that such other registration exemption is available) Kinross shall take all necessary action to file a registration statement on Form F-4 (or on such other form that may be available to Kinross) in order to register the issuance of the Kinross Common Shares in accordance with the Arrangement, and shall use its reasonable commercial efforts to cause such registration statement to become effective at or prior to the Effective Time.

(t)    Joint Venture Agreement. Kinross shall use its commercially reasonable efforts to cause a Subsidiary of Kinross to enter into the Joint Venture Agreement.

(u)   Tax Representation Letter. Kinross shall use its commercially reasonable efforts to provide Dorsey & Whitney LLP, special U.S. tax counsel to Bema, such customary representation letters, certificates and other documents that such firm shall reasonably request in connection with preparing a discussion of U.S. federal income tax consequences to U.S. shareholders of Bema to be included in the Bema Proxy Circular and delivering a U.S. tax opinion to Bema.

(v)   U.S. Tax Matters. Neither Kinross nor any affiliate of Kinross shall take any action not specified in this Agreement or the agreements referred to herein that (without regard to any action taken or agreed to be taken by Bema or any affiliate of Bema) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

ARTICLE VI
CONDITIONS

6.1	Mutual Conditions

The obligations of Kinross and Bema to complete the transactions contemplated hereby are subject to fulfilment of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Bema Required Vote shall have been obtained at the Bema Meeting;

(c)
the Final Order shall have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance satisfactory to the Parties hereto, acting reasonably;

(e)	the Effective Time shall be on or before the Completion Deadline;

(f)
there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement and the transactions contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated herein which has a Material Adverse Effect on Bema or Kinross;

(g)
the TSX shall have conditionally approved and the NYSE shall have approved subject to official notice of issuance, respectively, the listing thereon of the Kinross Common Shares to be issued pursuant to the Arrangement (including the Kinross Common Shares that, as a result of the Arrangement and the transactions contemplated herein, will be issuable upon the exercise or conversion of the Bema Options, the Bema Warrants and the Bema Convertible Debentures) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX and NYSE, as applicable;

(h)
(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, all of which are set out in the Bema Disclosure Letter and the Kinross Disclosure Letter, (ii) any registration statement filed by Kinross in connection with its obligations, if any, under subsection 5.2(s) hereof shall have been declared effective by the SEC, and (iii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement. Without limiting the generality of the foregoing, it is acknowledged by the Parties hereto that a failure to obtain the approval of the Federal Anti-Monopoly Service of the Russian Federation in connection with the Arrangement will have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the Arrangement; and

(i)	this Agreement shall not have been terminated pursuant to the terms hereof.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived in respect of a Party hereto, in whole or in part, by such Party hereto in writing at any time. If any such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then either Party hereto may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party hereto.

6.2	Additional Conditions Precedent to the Obligations of Kinross

Subject to Section 6.5, the obligation of Kinross to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)
the representations and warranties made by Bema in this Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Bema in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for subsection 3.1(k), which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Kinross, have a Material Adverse Effect on Bema, and Bema shall have provided to Kinross a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Bema nor any of the Bema Subsidiaries shall have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Bema;

(c)
Bema shall have complied in all material respects with its covenants in this Agreement and Bema shall have provided to Kinross a certificate of two officers thereof certifying that, as of the Effective Date, Bema has so complied with its covenants in this Agreement;

(d)	none of the directors or executive officers of Bema shall have breached, in any material respect, any of the representations, warranties or covenants in the Voting Agreements;

(e)
the directors of Bema and each of the Bema Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Bema and the Bema Group Companies to permit the consummation of the Arrangement and the transactions contemplated herein;

(f)
Bema Shareholders holding no more than 5% of the outstanding Bema Common Shares shall have exercised the Dissent Rights (and not withdrawn such exercise) and Kinross shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Bema to such effect;

(g)
the B2Gold Purchase and Sale Agreement and the Russian Properties Agreement shall remain in force unamended from the date hereof, other than any amendments thereto that may be consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and with no breach thereunder that shall not have been cured at the Effective Time and the Joint Venture Agreement shall have been entered into in a form satisfactory to Kinross, acting reasonably, and shall remain in force and unamended, other than any amendments thereto that may be consented to by Kinross which consent shall not be unreasonably withheld or delayed in respect of non-material amendments and with no breach thereunder that shall not have been cured at the Effective Time; and

(h)
(A) the Kupol Land shall have been reclassified into industrial land; and (B) CMGC shall have entered into a valid long-term lease agreement in a form satisfactory to Kinross, acting reasonably, covering the Kupol Land and following reclassification of the Kupol Land into industrial land.

The foregoing conditions are for the benefit of Kinross and may be waived, in whole or in part, by Kinross in writing at any time. If any of such conditions shall not be complied with or waived by Kinross on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then Kinross may terminate this Agreement by written notice to Bema in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Kinross.

6.3	Additional Conditions Precedent to the Obligations of Bema

Subject to Section 6.5, the obligations of Bema to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)
the representations and warranties made by Kinross in this Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” or as to materiality shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Kinross in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for subsection 4.1(i), which shall be true and correct as of the Effective Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Bema, have a Material Adverse Effect on Kinross, and Kinross shall have provided to Bema a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred, and Kinross or any of the Kinross Subsidiaries shall not have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Kinross;

(c)
Kinross shall have complied in all material respects with its covenants in this Agreement and Kinross shall have provided to Bema a certificate of two officers thereof, certifying that, as of the Effective Date, Kinross has so complied with its covenants in this Agreement; and

(d)
the directors of Kinross and each of the Kinross Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Kinross and the Kinross Group Companies to permit the consummation of the Arrangement and the transactions contemplated herein.

The foregoing conditions are for the benefit of Bema and may be waived, in whole or in part, by Bema in writing at any time. If any of such conditions shall not be complied with or waived by Bema on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, or become incapable of being satisfied prior to then, then Bema may terminate this Agreement by written notice to Kinross in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Bema.

6.4	Merger of Conditions

The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of the Articles of Arrangement as contemplated by this Agreement.

6.5	Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party’s favour contained in Sections 6.1, 6.2 or 6.3 hereof, as the case may be.

Subject as herein provided, a Party hereto may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 6.1, 6.2 or 6.3 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and the other Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Bema Meeting, the Bema Meeting shall be adjourned or postponed until the expiry of such period.

ARTICLE VII
NON-SOLICITATION AND TERMINATION FEE

7.1	No Solicitation

(a)   During the period commencing on the date hereof and continuing until the Termination Date, Bema agrees that neither it nor its affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Bema) will, directly or indirectly, (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or recommendation of the Bema board of directors or any committee thereof of this Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.1), or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Bema from furnishing non-public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (A) the directors of Bema conclude in good faith, based on information then available and after consultation with Bema’s financial advisors that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition Proposal, the Bema board of directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Bema (other than pursuant to a Superior Proposal) for a period of not less than one year from the date of such confidentiality agreement and Bema sends a copy of any such confidentiality agreement to Kinross promptly upon its execution and promptly provides Kinross a list of, or in the case of information that was not previously made available to Kinross, copies of, any information provided to such person.

(b)   Bema shall promptly (and in any event within 24 hours) notify Kinross, first orally and then in writing, of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any such proposal or any request for non-public information relating to Bema or the Bema Subsidiaries. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such proposal, inquiry, request or contact.

7.2	Superior Proposals

(a)   Bema or the directors thereof may take any action that is prohibited by subsections 7.1(a) (iii), (iv), (v) or (vi) in respect of any Acquisition Proposal only if:

(i)	such Acquisition Proposal constitutes a Superior Proposal;

(ii)	such Acquisition Proposal is in writing and Kinross has been provided with a copy of the document containing such Superior Proposal;

(iii)
five Business Days have elapsed from the date on which Kinross received written notice of the determination of Bema or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

(iv)
in the event that Kinross has proposed to amend this Agreement during the five Business Day period referred to above, the Bema board of directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(v)
Bema’s board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

(vi)	Bema has terminated this Agreement pursuant to subsection 8.1(a) hereof and Bema has made the payment contemplated by, and in accordance with, subsection 7.3(a) hereof.

(b)   Bema acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 7.2(a)(iii) hereof and shall initiate a new five Business Day period.

(c)   If the Bema Proxy Circular has been sent to Bema Shareholders prior to the expiry of the five Business Day period set forth in subsection 7.2(a)(iii) and, during such period, Kinross requests in writing that the Bema Meeting proceed, unless otherwise ordered by the Court, Bema may continue to take all reasonable steps necessary to hold the Bema Meeting and to cause the Arrangement to be voted on at the Bema Meeting, or postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross’ consent) to a date acceptable to Bema, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subsection 7.2(a)(iv), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

(d)   Where at any time before the Bema Meeting, Bema has provided Kinross with a notice under subsection 7.2(a)(ii), an Acquisition Proposal has been publicly disclosed or announced, and the five Business Day period under subsection 7.2(a)(iii) has not elapsed, then, subject to applicable Laws, at Kinross’ request, Bema will postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross’ consent) to a date acceptable to Kinross, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subsection 7.2(a)(iv), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

7.3	Termination Fee

(a)    If:

(i)	Bema terminates this Agreement in accordance with subsection 7.2(a) hereof; or

(ii)
an Acquisition Proposal (a “Pending Bema Acquisition Proposal”) shall have been publicly announced and such Pending Bema Acquisition Proposal shall not have been publicly withdrawn prior to the Bema Meeting, if any, and, thereafter the Bema Required Vote shall not have been obtained (including if the Bema Meeting is not held) and Bema completes such Pending Bema Acquisition Proposal within 12 months following the Completion Deadline,

(any such event being a “Triggering Event”), then Bema shall pay Kinross an amount in cash equal to $79 million in immediately available funds to an account designated by Kinross. Such payment shall be made (a) in the case of a Triggering Event described in subsection 7.3(a)(i), concurrently with such termination (and shall be a condition to the effectiveness of such termination by Bema), and (b) in the case of a Triggering Event described in subsection 7.3(a)(ii), concurrently with completion of the Pending Bema Acquisition Proposal. The obligation to make any payment required by this paragraph shall survive any termination of this Agreement. Bema hereby acknowledges that the payment amount set out in this subsection is a payment of liquidated damages which is a pre-estimate of the damages which Kinross will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated herein and is not a penalty. Bema hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by Kinross, Kinross shall have no further claim against Bema in respect of the failure to complete the transactions contemplated herein.

(b)   Bema shall pay to Kinross, or cause to be paid to Kinross, in immediately available funds to an account designated by Kinross, the reasonable documented expenses of Kinross and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Kinross shall have terminated this Agreement pursuant to subsection 8.1(b) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Kinross may have in respect of any breach by Bema of its covenants hereunder.

(c)   Kinross shall pay to Bema, or cause to be paid to Bema, in immediately available funds to an account designated by Bema, the reasonable documented expenses of Bema and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Bema shall have terminated this Agreement pursuant to subsection 8.1(c) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Bema may have in respect of any breach by Kinross of its covenants hereunder.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1	Termination by the Parties

(a)   This Agreement may be terminated by Bema in the circumstances contemplated by subsection 7.2(a) hereof.

(b)   This Agreement may be terminated by Kinross if Kinross is not in material breach of its obligations under this Agreement and Bema breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or 6.2.

(c)    This Agreement may be terminated by Bema if Bema is not in material breach of its obligations under this Agreement and Kinross breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or 6.3.

(d)   Unless otherwise terminated in accordance with this Agreement, this Agreement shall be deemed to be terminated at 5:00 p.m. (Toronto time) on the Completion Deadline if the Arrangement shall not have been completed on or prior to the Completion Deadline.

(e)   Notwithstanding anything herein to the contrary, the obligations and rights of the Parties (and third party beneficiaries under Section 9.13) under Sections 5.2(m), 7.3 and 9.13 hereof shall survive the termination of this Agreement.

8.2	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Bema Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Bema Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the Parties hereto including an extension of the Completion Deadline;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties hereto; and

(d)	waive compliance with or modify any condition herein contained,

provided, however, that, after receipt of approval of the Bema Shareholders there shall be no amendment that by Law requires further approval of the Bema Shareholders without further approval of such Bema Shareholders. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties hereto under Section 6.1, Section 6.2, Section 6.3, Section 7.3 and Article VIII hereof shall remain unaffected.

ARTICLE IX
GENERAL PROVISIONS

9.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a)	if to Bema:

Bema Gold Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver, BC V7X 1J1

Attention: Clive T. Johnson and Corporate Secretary
Facsimile: (604) 681-6209

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention: William J. Braithwaite and John J. Ciardullo
Facsimile: (416) 947-0866

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto ON M5X 1A4

Attention: Alan Bell
Facsimile: (416) 863-1716

(b)	if to Kinross:

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Tye Burt and Chief Legal Officer
Facsimile: (416) 363-6622

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
2800 – 199 Bay Street
Commerce Court West
Toronto, Ontario M5L 1A9

Attention: Jeffrey R. Lloyd
Facsimile: (416) 863-2653

9.2	Costs

Except as provided above under Section 7.3 and in respect of any fees associated with any filings made pursuant to the applicable Antitrust Laws, which fees shall be paid by Kinross, each of Kinross and Bema shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder.

9.3	Law

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and Kinross and Bema irrevocably attorn to the exclusive jurisdiction of the courts of such province.

9.4	Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Bema (if Kinross is the breaching Party) or Kinross (if Bema is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 7.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

9.5	Amendment

This Agreement may, at any time and from time to time be amended by written agreement of the Parties hereto.

9.6	Assignment

Neither Party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party hereto.

9.7	Time of the Essence

Time shall be of the essence in this Agreement.

9.8	Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

9.9	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

9.10	Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.11	Confidentiality Agreement

The Parties acknowledge that the transactions contemplated by this Agreement are subject to the Confidentiality Agreement, which agreement shall continue in full force and effect. For greater certainty, any discussions in connection with this Agreement shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by either Party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that Party hereto with a need to know for purposes connected with the matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

9.12	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the B2Gold Purchase and Sale Agreement, the Joint Venture Agreement and the Russian Properties Agreement contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto including the Binding Letter Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

9.13	Third Party Rights

This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, provided, however, that the provisions of Section 5.2(m) concerning insurance and indemnification and the provisions of Section 9.14 concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

9.14	No Personal Liability

No director or officer of Bema shall have any personal liability whatsoever to Kinross under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Bema.

No director or officer of Kinross shall have any personal liability whatsoever to Bema under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Kinross.

9.15	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF Kinross and Bema have caused this Agreement to be executed as of December 21, 2006 above by their respective officers thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	(Signed) “Tye W. Burt”
Tye W. Burt
President and Chief Executive Officer

BEMA GOLD CORPORATION

By:	(Signed) “Clive T. Johnson”
Clive T. Johnson
President and Chief Executive Officer

By:	(Signed) “Mark Corra”
Mark Corra
Chief Financial Officer

SCHEDULE A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
BEMA GOLD CORPORATION
BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Bema Gold Corporation (the “Corporation”) and Kinross Gold Corporation (as the Arrangement may be modified or amended in accordance with its terms) and the transactions described under “The Transaction - The B2Gold Transaction” in the management information circular (the “Circular”) of the Corporation accompanying the notice of this meeting, all as more particularly described and set forth in the Circular, are hereby ratified, authorized, confirmed, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out as Schedule B to the arrangement agreement made as of December 21, 2006 between the Corporation and Kinross Gold Corporation (the “Arrangement Agreement”), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby ratified, authorized, confirmed, approved and adopted.

3.
Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Corporation (“Common Shares”) or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing and to take all such other steps or actions as may be necessary or desirable in connection with the Arrangement and the transactions described in the Circular and to execute under the seal of the Corporation or otherwise, all such other certificates, instruments, agreements, documents and notices, and to take such further actions in such Person’s opinion as may be necessary or desirable to carry out the purposes and intent of the foregoing resolutions.

SCHEDULE B

FORM OF
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalco” means the corporation continuing from the Amalgamation;

“Amalco Common Shares” means the common shares of Amalco;

“Amalco Preferred Shares” means the preferred shares of Amalco;

“Amalgamating Corporations” means Kinross Subco and Bema, collectively;

“Amalgamation” has the meaning ascribed thereto in subsection 3.1(h) of this Plan of Arrangement;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Bema and Kinross, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement providing for, among other things, this Plan of Arrangement between Kinross and Bema dated as of December 21, 2006, as the same may be amended, supplemented and/or restated from time to time;

“Articles of Arrangement” means the articles of arrangement of Bema in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made;

“B2Gold” means B2Gold Corp., a corporation existing under the Business Corporations Act (British Columbia) and owned by certain members of Bema’s management;

“B2Gold Purchase and Sale Agreement” means the agreement among Kinross, White Ice Ventures Limited, Bema Vendorco and B2Gold dated the date hereof pursuant to which (i) Bema Vendorco has agreed to transfer certain assets specified therein to B2Gold prior to the Effective Time and (ii) White Ice Ventures Limited has agreed to transfer or cause to be transferred a direct or indirect interest in certain exploration licences to B2Gold;

“Bema” means Bema Gold Corporation, a corporation existing under the CBCA;

“Bema Common Shares” means the common shares in the capital of Bema;

“Bema Convertible Debentures” means the outstanding convertible notes of Bema, all as described in Part (c) of Schedule E to the Arrangement Agreement;

“Bema Meeting” means the special meeting, including any adjournments or postponements thereof, of Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Special Resolution;

“Bema Options” means all options to acquire Bema Common Shares outstanding immediately prior to the Effective Time under the Bema Share Option Plan;

“Bema Shareholders” means the holders of Bema Common Shares;

“Bema Share Option Plan” means the incentive stock option plan of Bema dated April 18, 1995, as amended;

“Bema Vendorco” means 6674321 Canada Inc., a corporation existing under the CBCA and which is a party to the B2Gold Purchase and Sale Agreement;

“Bema Warrants” means all warrants exchangeable into Bema Common Shares outstanding immediately prior to the Effective Time;

“Business Day” means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Bema Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means Kingsdale Shareholder Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between Kinross and Bema for the purpose of, among other things, exchanging certificates representing Bema Common Shares for Kinross Common Shares and cash consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1;

“Dissenting Shareholder” means a registered holder of Bema Common Shares who dissents in respect of the Special Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Bema Common Shares;

“Dissenting Shares” means the Bema Common Shares of any registered holder of Bema Common Shares who has demanded and perfected Dissent Rights in respect of such Bema Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means the first moment of time (Toronto time) on the Effective Date;

“Eligible Holder” means a beneficial holder of Bema Common Shares immediately prior to the Effective Time who is a Canadian Resident;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

“Former Bema Shareholders” means, at and following the Effective Time, the holders of Bema Common Shares immediately prior to the Effective Time;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Bema and Kinross, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement;

“Kinross” means Kinross Gold Corporation, a corporation existing under the Business Corporations Act (Ontario);

“Kinross Common Shares” means the common shares of Kinross;

“Kinross Subco” means 6674348 Canada Inc., a wholly-owned subsidiary of Kinross incorporated under the CBCA;

“Person” means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Section 85 Election” shall have the meaning ascribed thereto in section 3.2(b);

“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and “Securities Authority” means any one of them;

“Share Consideration” means 0.4447 of a Kinross Common Share plus $0.01 in cash for each Bema Common Share;

“Special Resolution” means the special resolution to be considered and approved by holders of Bema Common Shares at the Bema Meeting to be in the form of Schedule A to the Arrangement Agreement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act; and

“this Plan”, “Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2   Interpretation Not Affected By Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3   Gender and Number. Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4   Date for Any Action. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5   Statutory References - Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6   Currency. All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II
ARRANGEMENT AGREEMENT

Section 2.1   Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, and has been authorized by the Special Resolution, which resolution authorizes this Arrangement and certain related transactions which related transactions have been completed on the Business Day immediately prior to the Effective Date.

ARTICLE III
ARRANGEMENT

Section 3.1   Arrangement. Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)
each Bema Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Kinross, in consideration for a debt claim against Kinross in an amount determined and payable in accordance with Article V hereof, and the name of such holder will be removed from the register of holders of Bema Common Shares, and Kinross will be recorded as the registered holder of the Bema Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Bema Common Shares free and clear of any liens, claims or encumbrances;

(b)
each Bema Common Share outstanding immediately prior to the Effective Time held by a Bema Shareholder (other than Dissenting Shareholders), shall be transferred by the holder thereof to Kinross in exchange for the Share Consideration and Kinross shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)
each Bema Option outstanding immediately prior to the Effective Time, whether vested or not, shall be exchanged for a fully-vested option granted by Kinross (a “Kinross Replacement Option”) to acquire the number of Kinross Common Shares equal to the product of: (A) the number of Bema Common Shares subject to the Bema Option immediately before the Effective Time, and (B) 0.4447 of a Kinross Common Share plus the portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash for each Bema Common Share that such holder was entitled to receive under its Bema Option, provided that if the foregoing would result in the issuance of a fraction of a Kinross Common Share, then the number of Kinross Common Shares otherwise issued shall be rounded down to the nearest whole number of Kinross Common Shares and the exercise price per Kinross Common Share subject to any such Kinross Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Bema Common Share subject to such Bema Option immediately before the Effective Time divided by (B) 0.4447 plus such portion of a Kinross Common Share that, immediately prior to the Effective Time, has a fair market value equal to Cdn.$0.01 cash (provided that the aggregate exercise price payable on any particular exercise of Kinross Replacement Options shall be rounded up to the nearest whole cent) . Except as set out above, the terms of each Kinross Replacement Option shall be the same as the terms of the Bema Option exchanged therefor pursuant to the Bema Share Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except that such Kinross Replacement Option shall provide that a Bema employee whose employment is terminated by its employer (other than for cause or by reason of death) or a Bema director who ceases to be a director (other than by reason of death or disqualification from being a director by law) at or within 18 months following the Effective Time may exercise his or her Kinross Replacement Options during the period ending on the first to occur of (x) one year following the date on which the employee ceases to be an employee or the director ceases to be a director, and (y) the expiry of the exercise period under the original Bema Option, and such Kinross Replacement Options shall meet the requirements under subsection 7(1.4) of the Tax Act;

(d)
in accordance with the terms of the Bema Warrants and Bema Convertible Debentures, each holder of a Bema Warrant and Bema Convertible Debenture outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise or conversion of such holder’s Bema Warrant or Bema Convertible Debenture, as the case may be, in accordance with its terms, and shall accept in lieu of each Bema Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)	Kinross shall transfer all of the Bema Common Shares held by Kinross to Kinross Subco in exchange for 9,999,999 common shares of Kinross Subco;

(f)	Bema shall distribute all of the outstanding shares of Bema Vendorco to Kinross Subco as a dividend in kind;

(g)	the stated capital account maintained by Bema for the Bema Common Shares shall be reduced to be $1.00 without any repayment of capital in respect thereof; and

(h)	Kinross Subco and Bema shall be amalgamated to form Amalco and continue as one corporation under the CBCA on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) and:

(i)
the property of each Amalgamating Corporation shall continue to be the property of Amalco and Amalco shall continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(ii)	an existing cause of action, claim or liability to prosecution is unaffected;

(iii)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(iv)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)
the Articles of Arrangement shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 104(1) of the CBCA, the Certificate of Arrangement shall be deemed to be the certificate of incorporation of Amalco;

(vi)	all issued and outstanding Bema Common Shares shall be cancelled without any repayment of capital in respect thereof; and

(vii)
all issued and outstanding common shares of Kinross Subco shall be cancelled and Kinross shall receive on the Amalgamation one Amalco Common Share for each common share of Kinross Subco previously held.

Section 3.2   Post-Effective Time Procedures

(a)
On or immediately prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Kinross Common Shares and cash required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for Former Bema Shareholders for distribution to such Former Bema Shareholders in accordance with the provisions of Article VI hereof.

(b)
In accordance with the provisions of Article VI hereof, Former Bema Shareholders shall be entitled to receive delivery of the certificates representing Kinross Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.1(b) hereof.

(c)
An Eligible Holder whose Bema Common Shares are exchanged for Kinross Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Kinross, within 90 days after the Effective Date, duly completed with the details of the number of Bema Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Kinross shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Bema Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Bema, Kinross nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Kinross or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)
Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Kinross will promptly deliver or caused to be delivered a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant federal tax election forms (and the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3  No Fractional Kinross Common Shares. No fractional Kinross Common Shares shall be issued to Former Bema Shareholders in connection with this Plan of Arrangement. The number of Kinross Common Shares to be issued to Former Bema Shareholders shall be rounded up to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Kinross Common Share and shall be rounded down to the nearest whole Kinross Common Share in the event that a Former Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Bema Common Share.

Section 3.4  Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Bema, (ii) Kinross, (iii) all Former Bema Shareholders, and (iv) all holders of Bema Options, Bema Warrants and Bema Convertible Debentures.

ARTICLE IV
AMALCO

Section 4.1   Name. The name of Amalco shall be EastWest Gold Corporation or such other name as may be assigned to Amalco or determined by Kinross.

Section 4.2   Registered Office. The registered office of Amalco shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of Amalco shall be 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Section 4.3  Authorized Capital. Amalco shall be authorized to issue an unlimited number of common shares (being the Amalco Common Shares) and an unlimited number of preferred shares issuable in series (being the Amalco Preferred Shares).

Section 4.4   Share Provisions. The rights, privileges, restrictions and conditions attaching to the Amalco Common Shares shall be as follows:

(a)
Voting. Holders of Amalco Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Common Shares who are entitled to vote separately as a class or series at such meeting.

(b)
Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Common Shares, holders of Amalco Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(c)
Liquidation. In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Common Shares, be entitled to receive the remaining property and assets of Amalco.

The Amalco Preferred Shares shall have the rights, privileges and restrictions and conditions set out in Appendix I hereto.

Section 4.5   Restrictions on Transfer. There shall be restrictions upon the right to transfer Amalco Common Shares and approval of either the board of directors of Amalco or the shareholders of Amalco (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.6   Stated Capital. The stated capital account maintained by Amalco for the Amalco Common Shares shall, immediately after the Amalgamation, be an amount equal to the aggregate of the stated capital account maintained by Kinross Subco in respect of the common shares of Kinross Subco immediately prior to the step in subsection 3.1(h), being the amalgamation of Kinross Subco and Bema.

Section 4.7   Directors and Officers

(a)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

(b)
Initial Directors. The number of directors on the board of directors shall initially be set at four. The initial directors of Amalco immediately following the Amalgamation shall be the persons whose names and municipalities of residence appear below:

Name	Municipality of Residence

Hugh Agro	Oakville, Ontario
Timothy Clive Baker	Toronto, Ontario
Thomas M. Boehlert	Toronto, Ontario
Geoffrey P. Gold	Toronto, Ontario

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 4.7(a) may be determined from time to time by resolution of the directors. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

(c)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title

Tim Baker	President
Chris Hill	Treasurer
Shelley Riley	Secretary

Section 4.8   Business and Powers. There shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise.

Section 4.9   By-Laws. The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Kinross Subco.

Section 4.10  Charging Power. Without restricting any of the powers and capacities of Amalco, whether under the CBCA or otherwise, Amalco may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of Amalco (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE V
DISSENT PROCEDURES

Section 5.1   Rights of Dissent. Registered Bema Shareholders may exercise rights of dissent with respect to their Bema Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article V (the “Dissent Rights”), provided that written notice setting forth such a registered Bema Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by Bema not later than 5:00 p.m. (Vancouver time) on January 26, 2007 or 5:00 p.m. (Vancouver time) on the Business Day which is two Business Days preceding the date of any adjourned or postponed Bema Meeting. Bema Shareholders who duly exercise their Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Bema Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Bema Common Shares to Kinross as of the Effective Time as set out in subsection 3.1(a) hereof and in consideration for a debt claim against Kinross to be paid the fair value of such Bema Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Bema Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Bema Shareholder.

Section 5.2   Recognition of Dissenting Shareholders. From and after the Effective Time, in no case shall Kinross, Kinross Subco, Bema, Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of Bema Common Shares or as a holder of any securities of any of Kinross, Kinross Subco, Bema or Amalco or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Bema Common Shares.

ARTICLE VI
DELIVERY OF KINROSS COMMON SHARES

Section 6.1   Delivery of Kinross Common Shares

(a)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for Kinross Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Bema Common Shares formerly represented by such certificate under the CBCA and the by-laws of Bema and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Bema Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 6.1(a) hereof.

Section 6.2   Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Bema Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Kinross Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the Kinross Common Shares and the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Kinross Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Kinross Common Shares, give a bond satisfactory to Kinross and the Depositary in such amount as Kinross and the Depositary may direct, or otherwise indemnify Kinross and the Depositary in a manner satisfactory to Kinross and the Depositary, against any claim that may be made against Kinross or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Amalco.

Section 6.3   Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to Kinross Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Bema Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Kinross Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Kinross Common Shares.

Section 6.4   Withholding Rights. Kinross and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Bema Shareholder such amounts as Kinross or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Bema Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.5   Limitation and Proscription. To the extent that a Former Bema Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the Kinross Common Shares which such Former Bema Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Kinross Common Shares, together with the cash consideration to which such Former Bema Shareholder was entitled to receive shall be delivered to Kinross by the Depositary for cancellation and shall be cancelled by Kinross, and the interest of the Former Bema Shareholder in such Kinross Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VII
AMENDMENTS

Section 7.1   Amendments to Plan of Arrangement

(a)
Kinross and Bema reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Kinross and Bema, (iii) filed with the Court and, if made following the Bema Meeting, approved by the Court, and (iv) communicated to Former Bema Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bema at any time prior to the Bema Meeting provided that Kinross shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bema Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bema Meeting shall be effective only if (i) it is consented to in writing by each of Kinross and Bema, and (ii) if required by the Court, it is consented to by holders of the Bema Common Shares voting in the manner directed by the Court.

APPENDIX I

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
OF AMALCO PREFERRED SHARES

1.	One or More Series - The preferred shares may at any time and from time to time be issued in one or more series.

2.
Terms of Each Series - Subject to the Canada Business Corporations Act, the directors may fix, before the issue thereof, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

3.
Ranking of Preferred Shares - The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of any series is not paid in full, the preferred shares of such series shall participate rateably with the preferred shares of every other series in respect of all such dividends and amounts.

4.
Series I Preferred Shares - The first series of preferred shares shall consist of an unlimited number of shares and shall be designated as Series I Preferred Shares (the “Series I Preferred Shares”). The rights, privileges, restrictions and conditions attaching to the Series I Preferred Shares are as follows:

(a)	Definitions

In these share conditions, the following words and phrases shall have the following meanings:

(i)	“redemption price” of each preferred share means the sum of $1.00; and

(ii)	“Act” means the Canada Business Corporations Act.

(b)	Voting Rights

Subject to the Act, the holders of the Series I Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

(c)	Dividends

Subject to the Act, the holders of the Series I Preferred Shares shall, in each financial year of the Corporation, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, preferential non-cumulative cash dividends in such amount(s) and/or at such rate(s) as the board of director may in its discretion determine from time to time, payable in one or more instalments. The holders of the Series I Preferred Shares shall not be entitled to any dividends other than as provided for herein.

(d)	Redemption at Option of Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued Series I Preferred Shares on payment for each share to be redeemed of the redemption price plus any dividends declared but unpaid thereon. Unless all the holders of the Series I Preferred Shares to be redeemed shall have waived notice of such redemption, the Corporation shall give not less than 5 days’ notice in writing of such redemption, specifying the date and place of redemption. If such notice is given or waived, and the redemption price plus any dividends declared but unpaid thereon is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive payment of the redemption price plus any dividends declared but unpaid thereon.

(e)	Redemption at Option of Holder

(i)
General - Subject to the Act, a holder of any Series I Preferred Shares shall be entitled to require the Corporation to redeem the whole or any part of the Series I Preferred Shares registered in the name of such holder on the books of the Corporation.

(ii)
Notice - A holder of such shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Series I Preferred Shares registered in the name of such holder redeemed by the Corporation and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the “redemption date”), together with the share certificates, if any, representing the Series I Preferred Shares which the registered holder desires to have the Corporation redeem.

(iii)
Redemption Procedure - Upon receipt of such request and share certificates, the Corporation shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in Canada of one of the Corporation’s bankers for the time being. If a part only of the Series I Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by the Corporation.

(iv)
Cessation of Rights - The Series I Preferred Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.

(f)	Distribution Rights

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series I Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.

(g)	Variation of Rights

The holders of the Series I Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles:

(i)	to increase or decrease any maximum number of authorized shares of such class or series;

(ii)	to increase any maximum number of authorized shares of any other class or series having rights or privileges equal or superior to the shares of such class or series;

(iii)	to effect an exchange, reclassification or cancellation of the shares of such class or series; or

(iv)	to create a new class of shares equal or superior to the shares of such series.

SCHEDULE C

Bema Properties

Property	Location	Bema Interest (%)
North America
Mill Canyon	United States	100%[1]

Africa
Petrex	South Africa	30%

South America
Alderbaran/Cerro Casale	Chile	49%
Quebrada	Chile	100%
Refugio	Chile	50%

Asia
Julietta	Russia	90%
Kupol	Russia	75%
East Pansky	Russia	72%[2]

1	Bema holds 30% of Victoria Resources Limited which in turn holds 100% of Mill Canyon
[2]	Bema holds 39% of Consolidated Puma Minerals Corp. which in turn holds 72% of East Pansky

SCHEDULE D

Kinross Properties

Property	Location	Kinross Interest (%)
North America
Fort Knox	USA	100.0%
Round Mtn and area	USA	50.0%
Porcupine JV	Canada	49.0%
Musselwhite	Canada	31.9%
Kettle River	USA	100.0%

South America
Paracatu	Brazil	100.0%
La Coipa	Chile	50.0%
Refugio	Chile	50.0%
Crixas	Brazil	50.0%

Asia
Kubaka and area	Russia	98.1%

SCHEDULE E

Bema Options/Bema Warrants/Bema Convertible Debentures

	Expiry Date		Number Granted	Exercise Price	CDN$ Value
Part (a)
Director and employee stock options	Nov. 22, 2011		80,000	$5.74	$459,200
Director and employee stock options	April 14, 2016		7,050,000	$5.32	$37,506,000
Director and employee stock options	June 28, 2011		30,000	$5.18	$155,400
Director and employee stock options	Sept 12, 2011		100,000	$5.15	$515,000
Director and employee stock options	Oct 10, 2011		30,000	$4.69	$140,700
Director and employee stock options	Dec. 29, 2008		125,000	$4.48	$560,000
Director and employee stock options	Feb. 13, 2011		1,730,206	$4.35	$7,526,396
Director and employee stock options	April 12, 2014		3,510,000	$4.07	$14,285,700
Director and employee stock options	Oct. 17, 2008		200,000	$3.83	$766,000
Director and employee stock options	Nov. 7, 2009		15,000	$3.70	$55,500
Director and employee stock options	Oct. 31, 2009		50,000	$3.64	$182,000
Director and employee stock options	Jan. 30, 2010		173,000	$3.59	$621,070
Director and employee stock options	Feb. 1, 2010		21,000	$3.52	$73,920
Director and employee stock options	June 9, 2014		55,000	$3.46	$190,300
Director and employee stock options	July 19, 2014		65,000	$3.43	$222,950
Director and employee stock options	Jan 18, 2010		16,668	$3.42	$57,005
Director and employee stock options	April 13, 2015		3,653,334	$3.03	$11,069,602
Director and employee stock options	Aug. 21, 2008		100,000	$2.98	$298,000
Director and employee stock options	July 3, 2010		50,000	$2.91	$145,500
Director and employee stock options	Aug 31, 2010		30,000	$2.81	$84,300
Director and employee stock options	July 10, 2010		300,000	$2.79	$837,000
Director and employee stock options	May 9, 2010		8,334	$2.74	$22,835
Director and employee stock options	May 29, 2010		46,700	$2.59	$120,953
Director and employee stock options	May 15, 2010		50,000	$2.42	$121,000
Director and employee stock options	May 19, 2008		3,143,417	$1.49	$4,683,691
Director and employee stock options	April 19, 2007		500,000	$1.04	$520,000

Part (b)
EAGC—stock options	Oct. 24, 2007		250,000	$1.40	$350,000
EAGC—Special warrants	Oct. 22, 2007	TSX listed spw	23,739,150	$1.90	$45,104,385
EAGC—bank warrants	Oct. 24, 2007	spw	1,500,000	$1.40	$2,100,000
HVB—Bridge warrants	April 28, 2010		500,000	USD 2.8000	$1,733,900
HVB—warrants	Jan. 24, 2011		100,000	USD 3.3500	$414,898
HVB—warrants	May 26, 2011		250,000	USD 5.7300	$1,774,151
IFC—Warrants re: Kupol loan US$25 million			8,503,401	USD 2.9400	$28,999,999
Warrants attached to Sep 7, 2006 private placement	Sept. 7, 2011		10,580,000	$10.00	$105,800,000

Part (c)
Convertible notes	Feb. 26, 2011		15,008,576	USD 4.6640	$94,500,000

Total options, warrants and convertible notes outstanding			81,794,574		$361,996,640

SCHEDULE F

Kinross Options/Kinross Warrants

Plan	Outstanding(2)	Vested(2)
Warrants (1) issued pursuant to and governed by warrant indenture dated December 5, 2002.	8,333,333(1)	8,333,333(1)
Incentive Stock Option Plan	2,445,668	1,021,081
Restricted Share Plan dated February 15, 2001, as amended as of January 31, 2003, February 28, 2004, May 10, 2004 and December 21, 2005	887,278	NIL
Deferred Share Unit Plan dated September 30, 2003, as amended March 27, 2006	106,210.16	106,210.16

(1)
25,000,000 common share purchase warrants of Kinross are outstanding. Each three common share purchase warrants are exercisable on or before 5:00 p.m. (eastern standard time) on December 5, 2007 for one Kinross common share at an exercise price of Cdn.$15.00. The warrants will expire and become null and void after 5:00 p.m. (eastern standard time) on December 2, 2007.

(2)	As of December 15, 2006.

SCHEDULE G

Bema Significant Interest Companies/Bema Subsidiaries

Where less than all of the outstanding shares of any Bema Subsidiaries or outstanding securities representing Bema’s interest in any Bema Significant Interest Company are owned directly or indirectly, by Bema or a Bema Subsidiary, the aggregate percentage ownership interest of Bema and the Bema Subsidiaries is disclosed.

List of Bema Subsidiaries

Jurisdiction	Jurisdiction
Canada	Chile
Andean Avasca Resources Inc.	Compania Minera San Damian
EAGC Ventures Corp.	Minera Bema Gold (Chile) Limitada
6674321 Canada Inc.

Barbados	Russia
Arian Resources Limited	Bema Gold Far East
Kupol Au-Ag (Barbados) Inc.	Chukotka Mining & Geological Company – 75% less one share
Omsukchansk Mining and Geological Company – 90%
Bermuda
Colombian Ventures Ltd.	South Africa
Bema Gold (Bermuda) Ltd.	Pomodzi Gold Limited
BGO (Bermuda) Ltd.	Petrex (Proprietary) Ltd.
Avasca Ventures Ltd.
Cyprus
Cayman Islands	Chukotka Ventures Limited
Chimera Mines and Minerals Corp.	Kupol Ventures Limited
CC28523 Limited	Sablecare Limited
AC40689 Limited	BCK Ventures Limited

British Virgin Islands	United States
White Ice Ventures Limited	Bema Gold (US) Inc.

List of Bema Significant Interest Companies

Jurisdiction	Jurisdiction
Canada	Chile
Consolidated Puma Minerals Corp. – 39%[1]	Compania Minera Casale – 49%
Consolidated Westview Minerals Corp. – 44%[2]	Compania Minera Maricunga – 50%
Victoria Resources Limited – 30%[1]
Rolling Rock Resources Corp – 23%[1]
Russia
Kolskaya Mining and Geological Company – 29%

1     Traded on the TSX-V
2     Traded on the NEX board of the TSX-V

SCHEDULE H

Kinross Significant Interest Companies/Kinross Subsidiaries

Where less than all of the outstanding shares of any Kinross Subsidiaries or outstanding securities representing Kinross’ interest in any Kinross Significant Interest Company are owned directly or indirectly, by Kinross or a Kinross Subsidiary, the aggregate percentage ownership interest of Kinross and the Kinross Subsidiaries is disclosed.

List of Kinross Subsidiaries

Jurisdiction	Jurisdiction
Canada	Brazil
TVX (Canada) Inc.	TVX Mineracao Ltda
E-Crete Products Inc. – 92%	TVX Participacoes Inc.
Kinam (B.C.) Ltd.	Montanapar Participacoes Ltda.
Kinam Exploration Canada Ltd.	Kinross Empreendimentos e Participacoes S.A.
Crownex Resources (Canada) Ltd.	Rio Paracatu Mineracao S.A.
Gold Texas Resources Ltd.	CNM Brazil
6674348 Canada Inc.	MCT Mineracao Ltda
United States	Newinco Comercio e Participacoes Ltda
Kinross Gold U.S.A., Inc.
Enviro-Crete Products Inc. – 92%	Chile
Echo Bay Inc.	TVX Minera de Chile Limitada
Echo Bay Minerals Company	Compania Nacional de Minera Limitada – 50.1%
Round Mountain Gold Corporation	Echo Bay Chile Ltda.
Echo Bay Finance Corporation	Kinross Minera Chile Limitada
Sunnyside Gold Corporation	Compania Minera Kinam Guanaco – 90%
Echo Bay Alaska Inc.
White Pine Gold Corporation	Cayman Islands
Echo Bay Management Corporation	TVX Cayman Inc.
Echo Bay Exploration Inc.	Cayman Newinco Inc.
Kinross Copper Corporation	Normandy Cayman Holdco Inc.
Kinross Offshore Services Company	Kinross Americas (Cayman) Inc.
Kinross Goldbanks Mining Company	Kinross Americas (Cayman) Holdings Inc.
Kinross DeLamar Mining Company	TVX Investments SA
TVX Delaware, Inc.	Cayman Participacoes Inc.
TVX Mineral Hill, Inc.	International Gold Mining
Kinam Gold Inc.	Miicre Mining Investments Ltd.
Fairbanks Gold Mining Inc.	TVX SA
Kinam Exploration Inc.	Macaines Mining Properties Ltd.
Guanaco Holdings Inc.	TVX Mining Properties Ltd.
Kinam Refugio Inc.
Kinam Magadan Gold Corporation	Other
Haile Mining Company Inc.	TVX (Barbados) Inc. (Barbados)
Lassen Gold Mining Inc.	TVX Hellas A.E. (Greece)

Jurisdiction	Jurisdiction
Wind Mountain Mining Inc.	Macedonian Copper Mines S.A. (Greece)
Kinam Chile Credit Corp. Inc.	Marwood International Ltd (Bahamas)
Nevada Gold Mining Inc.	TVX South America SA (Uruguay)
Luning Gold Inc.	Inversiones 871010 C.A. (Venezuela) – 90%
Electrum Resources Corp.	Minera Kinross Argentina S.A. (Argentina)
Melba Creek Mining Inc.	Kinross Gold Australia Pty. Ltd. (Australia)
Guanaco Mining Company Inc.	Echo Bay Barbados Ltd. (Barbados)
Crown Resources Corporation	Treasure Valley Holdings Holdings s.r.o. (Czech Rep.)
Gold Capital Corporation	Echo Bay Ecuador S.A. (Ecuador)
Crown Resource Corp. of Colorado	Omolon Gold Mining Company (Russia) – 98.1%
Gold Texas Resources U.S., Inc.	Kinross Ecaudor S.A. (Ecaudor)
Crown Minerals Corporation	Kinross El Salvador S.A. (El Salvador)
Kinross Aginskoye Gold Company L.L.C. – 50%

Netherlands
TVX (Netherlands) B.V.
Echo Bay International B.V.
Echo Bay Mexico B.V.
Echo Bay Brazil B.V.
Echo Bay Ecuador B.V.
TVX Dutch Holdings B.V.

List of Kinross Significant Interest Companies

Jurisdiction	Jurisdiction
Canada	Chile
1126774 Ontario Ltd. – 50%	Compania Minera Puren – 32.5%
Compania Minera Mantos de Oro – 50%
United States	SCM Minera La Coipa – 50%
Solitario Resources Corporation – 41.2%	Compania Minera Maricunga – 50%

Brazil
Mineracao Novo Astro Ltda – 19%
Volta Grande Mineracao Ltda – 50%
Mineracao Serra Grande S.A. – 50%

SCHEDULE I

Form of Letter From Bema Affiliates

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Bema Gold Corporation (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 (“Rule 145”) of the Rules and Regulations (the “Rules and Regulations”) of the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “1933 Act”). Capitalized terms used and not defined herein have the same meaning as in the Arrangement Agreement, dated as of December 21, 2006 (the “Arrangement Agreement”), by and between Kinross Gold Corporation (“Kinross”) and the Company.

I have been further advised that pursuant to the terms of the Arrangement Agreement, the Company will undergo a plan of arrangement with Kinross or a wholly-owned subsidiary of Kinross (the “Arrangement”), with the result that Kinross or a wholly-owned subsidiary of Kinross shall be the surviving corporation in the Arrangement, and as a result, I may be eligible to receive common shares of Kinross (“Kinross Common Shares”), or warrants, options or convertible debentures exercisable or convertible according to their terms for Kinross Common Shares (such warrants, options or convertible debentures together with Kinross Common Shares, “Kinross Securities”), in exchange for common shares of the Company (or options, warrants or convertible debentures exercisable or convertible therefor) owned by me.

I hereby represent, warrant and covenant to Kinross that in the event I receive any Kinross Securities pursuant to the Arrangement:

1.   I shall not make any sale, transfer or other disposition of the Kinross Securities in violation of the 1933 Act or the Rules and Regulations.

2.   I have carefully read this letter and the Arrangement Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Kinross Securities to the extent I believed necessary with my counsel or with counsel for the Company.

3.   I have been advised that any issuance of Kinross Securities to me pursuant to the Arrangement Agreement will be exempt from the registration requirements of the 1933 Act and the Rules and Regulations. I have also been advised that, since at the time the Arrangement will be submitted to the shareholders of the Company for approval, I may be an “affiliate” of the Company, any sale or disposition by me of any of the Kinross Securities may only be made, under current U.S. law, in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption thereunder (including the exemption provided by Regulation S under the 1933 Act for offers or sales of securities made outside of the United States). I agree that I will not sell, transfer, or otherwise dispose of Kinross Securities issued to me in the Arrangement unless (i) such sale, transfer or other disposition has been registered under the 1933 Act; (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 144 under the 1933 Act; (iii) such sale, transfer or other disposition is made in conformity with Regulation S under the 1933 Act or (iv) in the written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Kinross, such sale, transfer or other disposition is otherwise exempt from registration under the 1933 Act.

4.    I understand that Kinross is under no obligation to register the sale, transfer or other disposition of the Kinross Securities by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available.

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect if (i) any such Kinross Securities shall have been registered under the 1933 Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such Kinross Securities are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the 1933 Act, or (iii) I am not at the time an affiliate of Kinross and have been the beneficial owner of Kinross Securities for at least one year (or such other period as may be prescribed by the 1933 Act and the Rules and Regulations), and Kinross has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding 12 months, or (iv) I am not and have not been for at least three months an affiliate of Kinross and have been the beneficial owner of Kinross Securities for at least two years (or such other period as may be prescribed by the 1933 Act and the Rules and Regulations).

Sincerely,

Dated:

Accepted this __ day of __, 2007

KINROSS GOLD CORPORATION

By:
Name:
Title: